SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of,      September 2009
Commission File Number 000-29898
Research In Motion Limited

(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F ☐            Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

DOCUMENTS INCLUDED AS PART OF THIS REPORT
Document
1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended August 29, 2009

2	Consolidated Financial Statements for the Three and Six Months Ended August 29, 2009

3	Canadian Forms 52-109F2 — Certification of Interim Filings
This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), and on April 28, 2008 (File No. 333-150470).

DOCUMENT 1
RESEARCH IN MOTION LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS AND SIX MONTHS ENDED AUGUST 29, 2009
September 25, 2009
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the unaudited interim consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of Research In Motion Limited (“RIM” or the “Company”) for the three months and six months ended August 29, 2009 and the Company’s audited consolidated financial statements and accompanying notes, and MD&A, for the fiscal year ended February 28, 2009. The Consolidated Financial Statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All financial information in this MD&A is presented in U.S. dollars, unless otherwise indicated.
RIM has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three months and six months ended August 29, 2009 and up to and including September 25, 2009.
Additional information about the Company, including the Company’s Annual Information Form, which is included in RIM’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
Cautionary Note Regarding Forward-Looking Statements
This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:
•	the Company’s expectations regarding the average selling price (“ASP”) of its BlackBerry devices;

•	the Company’s estimates regarding revenue sensitivity for the effect of a change in ASP;

•	the Company’s expectations regarding gross margins;

•	the Company’s estimates regarding its effective tax rate;

•	the Company’s estimates of purchase obligations and other contractual commitments; and

•	the Company’s expectations with respect to the sufficiency of its financial resources.
The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “plan” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements,

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
including, without limitation, the following factors, which are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in RIM’s Annual Report on Form 40-F:
•	third-party claims for infringement of intellectual property rights by RIM and the outcome of any litigation with respect thereto;
•	RIM’s ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;

•	RIM’s ability to obtain rights to use software or components supplied by third parties;

•	reduced spending by customers due to the uncertainty of economic and geopolitical conditions;

•	RIM’s ability to enhance current products and develop new products;

•	RIM’s ability to establish new, and to build on existing, relationships with its network carrier partners and distributors;

•	RIM’s dependence on its carrier partners to grow its BlackBerry subscriber account base;

•	RIM’s dependence on a limited number of significant customers;

•	the efficient and uninterrupted operation of RIM’s network operations center and the networks of its carrier partners;

•	the occurrence or perception of a breach of RIM’s security measures, or an inappropriate disclosure of confidential or personal information;

•	RIM’s ability to manage production facilities and its reliance on third-party manufacturers for certain products;

•	RIM’s reliance on its suppliers for functional components and the risk that suppliers will not be able to supply components on a timely basis or in sufficient quantities;

•	the continued quality and reliability of RIM’s products and services;

•	risks associated with RIM’s expanding foreign operations;

•	restrictions on import and use of RIM’s products in certain countries due to encryption of the products and services;

•	foreign exchange risks;

•	effective management of growth and ongoing development of RIM’s service and support operations;

•	risks associated with acquisitions, investments and other business initiatives;

•	intense competition within RIM’s industry, including the possibility that strategic transactions by RIM’s competitors or carrier partners could weaken RIM’s competitive position or that RIM may be required to reduce its prices to compete effectively;

•	dependence on key personnel and RIM’s ability to attract and retain key personnel;

•	reliance on third-party network infrastructure developers and software platform vendors;

•	changes in interest rates affecting RIM’s investment portfolio and the creditworthiness of its investment portfolio;

•	government regulation of wireless spectrum and radio frequencies;

•	continued use and expansion of the Internet;

•	regulation, certification and health risks, and risks relating to the misuse of RIM’s products;

•	tax liabilities, resulting from changes in tax laws or otherwise, associated with RIM’s worldwide operations;

•	difficulties in forecasting RIM’s quarterly financial results and the growth of its subscriber base; and

•	risks related to RIM’s historical stock option granting practices.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
Overview
RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information, including email, phone, short messaging service, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless solution, and other software and hardware. The Company’s sales and marketing efforts include collaboration with strategic partners and distribution channels to promote the sale of its products and services as well as its own supporting sales and marketing teams.
Sources of Revenue
RIM’s primary revenue stream is generated by the BlackBerry wireless solution, which includes sales of BlackBerry wireless devices, software and service. The BlackBerry wireless solution provides users with a wireless extension of their work and personal email accounts, including Microsoft® Outlook®, IBM® Lotus Notes®, Novell® GroupWise®, MSN®/Hotmail, Yahoo! Mail®, POP3/ISP email and others.
RIM generates hardware revenues from sales, primarily to carriers, of BlackBerry wireless devices, which provide users with the ability to send and receive wireless messages and data. RIM’s BlackBerry wireless devices also incorporate a mobile phone, a personal information manager (“PIM”) including contact, calendar, tasks and memo functionality, which can synchronize with the user’s desktop PIM system, and web-browsing capability. Certain BlackBerry devices also include multimedia capabilities.
RIM generates service revenues from billings to its BlackBerry subscriber account base primarily from a monthly infrastructure access fee to a carrier/distributor where a carrier or other distributor bills the BlackBerry subscriber. The BlackBerry subscriber account base is the total of all subscriber accounts that have an active status at the end of a reporting period. Each carrier instructs RIM to create subscriber accounts and determines whether each subscriber account should have an active status. Each carrier is charged a service fee for each subscriber account each month, with substantially all of such service fees having no regard to the amount of data traffic that the subscriber account passes over the BlackBerry architecture. If a carrier instructs RIM to deactivate a subscriber account, then RIM no longer includes that subscriber account in its BlackBerry subscriber account base and ceases billing the carrier with respect to such account from the date of notification of its deactivation. On a quarterly basis, RIM may make an estimate of pending deactivations for certain carriers that do not use a fully-integrated provisioning system. It is, however, each carrier’s responsibility to report changes to its subscriber account status on a timely basis to RIM. The number of subscriber accounts is a non-financial metric and is intended to highlight the change in RIM’s subscriber base and should not be relied upon as an indicator of RIM’s financial performance. The number of

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
subscriber accounts does not have any standardized meaning prescribed by U.S. GAAP and may not be comparable to similar metrics presented by other companies.
An important part of RIM’s BlackBerry wireless solution is the software that is installed at the corporate server level, and in some cases on personal computers. Software revenues include fees from (i) licensing RIM’s BlackBerry Enterprise Server™ (“BES”) software; (ii) client access licenses (“CALs”), which are charged for each subscriber using the BlackBerry service via a BES; (iii) maintenance and upgrades to software; and (iv) technical support.
RIM also offers the BlackBerry Connect™ Licensing Program, which enables leading device manufacturers to equip their devices with BlackBerry functionality, in order that users and organizations can connect to BlackBerry wireless services on a broader selection of devices and operating systems. BlackBerry Connect technology enables a variety of leading manufacturers to take advantage of proven BlackBerry architecture to automatically deliver email and other data to a broader choice of wireless devices, operating systems and email applications.
Revenues are also generated from sales of accessories, repair and maintenance programs and non-recurring engineering services (“NRE”).
Critical Accounting Policies and Estimates
General
The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.
The Company’s critical accounting policies and estimates have been reviewed and discussed with the Company’s Audit Committee. There have been no material changes to the Company’s critical accounting policies and estimates from those disclosed in the Company’s annual MD&A for the fiscal year ended February 28, 2009.
Summary Results of Operations — Second Quarter of Fiscal 2010 Compared to the Second Quarter of Fiscal 2009
The following table sets forth certain unaudited consolidated statement of operations data, which is expressed in thousands of dollars and as a percentage of revenue for the interim periods indicated, as well as certain unaudited consolidated balance sheet data, as at August 29, 2009 and August 30, 2008 which is expressed in thousands of dollars, except for share and per share amounts, as at August 29, 2009 and August 30, 2008.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	As at and for the Three Months Ended
					Change
					Q2 Fiscal
	August 29, 2009		August 30, 2008		2010/2009

	(in thousands, except for per share amounts)
Revenue	$3,525,692	100.0%	$2,577,330	100.0%	$948,362

Cost of sales	1,971,296	55.9%	1,270,473	49.3%	700,823

Gross margin	1,554,396	44.1%	1,306,857	50.7%	247,539

Operating expenses

Research and development	235,571	6.7%	181,347	7.0%	54,224
Selling, marketing and administration	429,748	12.2%	379,644	14.7%	50,104
Amortization	73,292	2.1%	43,633	1.7%	29,659
Litigation (1)	163,800	4.6%	—	—	163,800

	902,411	25.6%	604,624	23.5%	297,787

Income from operations	651,985	18.5%	702,233	27.2%	(50,248)

Investment income	7,625	0.2%	17,168	0.7%	(9,543)

Income before income taxes	659,610	18.7%	719,401	27.9%	(59,791)

Provision for income taxes	183,989	5.2%	223,855	8.7%	(39,866)

Net income	$475,621	13.5%	$495,546	19.2%	$(19,925)

Earnings per share
Basic	$0.84		$0.88		$(0.04)

Diluted	$0.83		$0.86		$(0.03)

Weighted-average number of shares outstanding (000’s)
Basic	567,789		564,899
Diluted	573,565		574,831

Total assets	$9,224,434		$6,893,246		$2,331,188
Total liabilities	$2,237,814		$1,944,690		$293,124
Total long-term liabilities	$71,055		$95,664		$(24,609)
Shareholders’ equity	$6,986,620		$4,948,556		$2,038,064

Note:

(1)	In the second quarter of fiscal 2010, the Company settled all Visto Corporation (“Visto”) outstanding worldwide patent litigation (the “Visto Litigation”). The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $267.5 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $163.8 million was expensed as a litigation charge in the second quarter of fiscal 2010. The remainder of the payment was recorded as intangible assets. See “Non-GAAP Financial Measures”.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Executive Summary
Revenue for the second quarter of fiscal 2010 was $3.53 billion, an increase of $948.4 million, or 36.8%, from $2.58 billion in the second quarter of fiscal 2009. The number of BlackBerry devices sold increased by approximately 2.2 million, or 35.3%, to approximately 8.3 million in the second quarter of fiscal 2010, compared to approximately 6.1 million in the second quarter of fiscal 2009. Device revenue increased by $750.0 million, or 35.4%, to $2.87 billion, reflecting primarily the higher number of devices sold. Service revenue increased by $167.0 million to $500.7 million, reflecting the increase of approximately 13 million net new BlackBerry subscriber accounts since the second quarter of fiscal 2009. The BlackBerry subscriber account base increased to approximately 32 million as a result of 3.8 million net subscriber account additions in the second quarter of 2010. Other revenue increased by $35.1 million to $98.0 million in the second quarter of fiscal 2010.
The Company’s net income for the second quarter of fiscal 2010 was $475.6 million, a decrease of $19.9 million, or 4.0%, compared to net income of $495.5 million in the second quarter of fiscal 2009. Basic earnings per share (“basic EPS”) was $0.84 and diluted earnings per share (“diluted EPS”) was $0.83 in the second quarter of fiscal 2010 compared to $0.88 basic EPS and $0.86 diluted EPS in the second quarter of fiscal 2009, a 3.5% decrease when compared to fiscal 2009. Included in net income for the second quarter of fiscal 2010 was a litigation charge of $163.8 million, or $112.8 million net of tax and $0.20 per diluted share, from the settlement of the Visto Litigation. See “Results of Operations — Litigation”. Gross margin increased in the amount of $247.5 million, resulting primarily from the increased number of device shipments, partially offset by the decrease of consolidated gross margin percentage. Operating expenses, excluding the Visto Litigation charge, increased by $134 million.
Adjusted net income was $588.4 million and adjusted diluted EPS was $1.03 in the second quarter of fiscal 2010. Adjusted net income and adjusted diluted EPS are non-GAAP financial measures that exclude the impact of the charge for the payment of the settlement of the Visto Litigation in the second quarter of fiscal 2010. See “Non-GAAP Financial Measures”.
A more comprehensive analysis of these factors is contained in “Results of Operations”.
Results of Operations
Three months ended August 29, 2009 compared to the three months ended August 30, 2008
Revenue
Revenue for the second quarter of fiscal 2010 was $3.53 billion, an increase of $948.4 million, or 36.8%, from $2.58 billion in the second quarter of fiscal 2009.
A comparative breakdown of the significant revenue streams is set forth in the following table:

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	For the Three Month Fiscal Periods Ended

					Change - Fiscal
	Q2 Fiscal 2010		Q2 Fiscal 2009		2010/2009

Number of devices sold	8,317,000		6,148,000		2,169,000	35.3%

Average Selling Price	$345		$344		$1	0.3%

Revenues (in thousands)

Devices	$2,866,433	81.3%	$2,116,451	82.1%	$749,982	35.4%
Service	500,699	14.2%	333,687	12.9%	167,012	50.1%
Software	60,585	1.7%	64,290	2.5%	(3,705)	(5.8%)
Other	97,975	2.8%	62,902	2.5%	35,073	55.8%

	$3,525,692	100.0%	$2,577,330	100.0%	$948,362	36.8%

Device revenue increased by $750.0 million, or 35.4%, to $2.87 billion, or 81.3% of consolidated revenue, in the second quarter of fiscal 2010 compared to $2.12 billion, or 82.1%, of consolidated revenue in the second quarter of fiscal 2009. This increase in device revenue over the prior year was primarily attributable to a volume increase of approximately 2.2 million units, or 35.3%, to approximately 8.3 million devices in the second quarter of fiscal 2010 compared to approximately 6.1 million devices in the second quarter of fiscal 2009. ASP increased to $345 in the second quarter of fiscal 2010 from $344 in the second quarter of fiscal 2009. The Company currently expects ASP to be lower in the third quarter of fiscal 2010 when compared to the second quarter of fiscal 2010, due to product mix and the expansion of the Company’s focus into the broader market segments and as the technology continues to mature. ASP is dependent on a number of factors including projected future sales volumes, device mix, new device introductions for the Company’s enterprise, prosumer and consumer offerings as well as pricing by competitors in the industry.
The Company estimates that a $10, or 2.9%, change in overall ASP would result in a quarterly revenue change of approximately $83.2 million, based upon the Company’s volume of devices shipped in the second quarter of fiscal 2010.
Service revenue increased by $167.0 million, or 50.1%, to $500.7 million or 14.2% of consolidated revenue in the second quarter of fiscal 2010 compared to $333.7 million, or 12.9% of consolidated revenue in the second quarter of fiscal 2009, reflecting the Company’s increase in BlackBerry subscriber accounts since the second quarter of fiscal 2009. Net BlackBerry subscriber account additions were approximately 3.8 million for the second quarter of fiscal 2010 compared to approximately 2.6 million for the second quarter of fiscal 2009. The total BlackBerry subscriber account base at the end of the second quarter of fiscal 2010 was approximately 32 million subscribers compared to approximately 19 million subscribers at the end of the second quarter of fiscal 2009. The percentage of the subscriber account base outside of North America at the end of the second quarter of fiscal 2010 was approximately 34%.
Software revenue includes fees from licensed BES software, CALs, technical support, maintenance and upgrades. Software revenue decreased $3.7 million, or 5.8%, to $60.6 million in the second quarter of fiscal 2010 from $64.3 million in the second quarter of fiscal 2009. The majority of the decrease was attributable to

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
CALs and BES, partially offset by an increase in technical support and other software revenues.
Other revenue, which includes accessories, non-warranty repairs, NRE and gains and losses on revenue hedging instruments, increased by $35.1 million to $98.0 million in the second quarter of fiscal 2010 compared to $62.9 million in the second quarter of fiscal 2009. The majority of the increase was attributable to increases in non-warranty repair, sales of accessories, partially offset by losses realized from revenue hedging instruments. See “Market Risk of Financial Instruments — Foreign Exchange” for additional information on the Company’s hedging instruments.
Gross Margin
Consolidated gross margin increased by $247.5 million, or 18.9%, to $1.55 billion, or 44.1% of revenue, in the second quarter of fiscal 2010, compared to $1.31 billion, or 50.7% of revenue, in the second quarter of fiscal 2009. The decrease of 6.6% in consolidated gross margin percentage was primarily due to a decrease in the blended device margins. Gross margin percentage for devices is generally lower than the Company’s consolidated gross margin percentage. The decrease in gross margin percentage relating to the increase in device shipments was offset in part by improved service margins resulting from cost efficiencies in RIM’s network operations infrastructure as a result of the increase in BlackBerry subscriber accounts.
The Company expects consolidated gross margin to be approximately 43% in the third quarter of fiscal 2010, based on the Company’s current expectation for product mix, device ASP, current product costs and foreign exchange.
Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, amortization and litigation expenses for the quarter ended August 29, 2009, compared to the quarter ended May 30, 2009 and the quarter ended August 30, 2008. The Company believes it is meaningful to provide a comparison between the second quarter of fiscal 2010 and the first quarter of fiscal 2010 given that RIM’s quarterly operating results vary substantially.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	Three Month Fiscal Periods Ended
	(in thousands)
	August 29, 2009		May 30, 2009		August 30, 2008
		% of		% of		% of
		Revenue		Revenue		Revenue

Revenue	$3,525,692		$3,423,510		$2,577,330

Operating expenses
Research and development	$235,571	6.7%	$219,777	6.4%	$181,347	7.0%
Selling, marketing and administration	429,748	12.2%	514,291	15.0%	379,644	14.7%
Amortization	73,292	2.1%	67,396	2.0%	43,633	1.7%
Litigation	163,800	4.6%	—	—	—	—

Total	$902,411	25.6%	$801,464	23.4%	$604,624	23.5%

Total operating expenses for the second quarter of fiscal 2010 as a percentage of revenue increased by 2.2% to 25.6% of revenues when compared to the first quarter of fiscal 2009. In the second quarter of fiscal 2010, there were litigation charges of $163.8 million, or 4.6% of revenue, relating to the Visto Litigation. See “Results of Operations — Litigation”. Excluding the litigation charge of $163.8 million, total operating expenses for the second quarter of fiscal 2010 was $738.6 million, or 21.0% of revenues.
In the first quarter of fiscal 2010, there were unusual charges to selling, marketing and administration of $54.3 million, or 1.6% of revenue, relating to the foreign exchange impact of the enactment of functional currency tax rules in Canada and an unusual charge of $42.1 million, or 1.2% of revenue for the payment on account of certain employee tax liabilities related to certain previously-exercised stock options. See “Results of Operations — Selling, Marketing and Administration Expenses” for the six months ended August 29, 2009. Excluding the unusual charges of $96.4 million, total operating expenses for the first quarter of fiscal 2010 was $705.0 million, or 20.6% of revenues.
Research and Development
Research and development expenditures consist primarily of salaries and benefits for technical personnel, new product development and material costs, travel, office and related infrastructure costs and recruiting.
Research and development expenditures increased by $54.3 million to $235.6 million, or 6.7% of revenue, in the second quarter of fiscal 2010, compared to $181.3 million, or 7.0% of revenue, in the second quarter of fiscal 2009. The majority of the increases during the second quarter of fiscal 2010 compared to the second quarter of fiscal 2009 were attributable to salaries and benefits due to an increase in the average headcount associated with research and development activities, new product development and material costs and office and related building infrastructure costs.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, information technology costs, office and related staffing infrastructure costs and travel expenses.
Selling, marketing and administration expenses increased by $50.1 million to $429.7 million for the second quarter of fiscal 2010 compared to $379.6 million for the second quarter of fiscal 2009. As a percentage of revenue, selling, marketing and administration expenses decreased to 12.2% in the second quarter of fiscal 2010 compared to 14.7% in the second quarter of fiscal 2009. The net increase was primarily attributable to increased salary and benefits expenses, primarily as a result of increased personnel, external advisory fees and information technology costs.
Amortization Expense
The table below presents a comparison of amortization expense relating to capital assets and intangible assets recorded as amortization or cost of sales for the quarter ended August 29, 2009 compared to the quarter ended August 30, 2008. Intangible assets are comprised of patents, licenses and acquired technology.

	Three Month Fiscal Periods Ended
	(in thousands)
	Included in Amortization			Included in Cost of sales

	August 29, 2009	August 30, 2008	Change	August 29, 2009	August 30, 2008	Change

Capital assets	$42,909	$27,017	$15,892	$35,195	$18,155	$17,040
Intangible assets	30,383	16,616	$13,767	32,136	7,528	24,608

Total	$73,292	$43,633	$29,659	$67,331	$25,683	$41,648

Amortization
Amortization expense relating to certain capital assets and certain intangible assets increased by $29.7 million to $73.3 million for the second quarter of fiscal 2010 compared to $43.6 million for the comparable period in fiscal 2009.
Total amortization expense with respect to intangible assets was $30.4 million in the second quarter of fiscal 2010 compared to $16.6 million in the second quarter of fiscal 2009.
The increased amortization expense primarily reflects the impact of certain capital assets and intangible asset additions made over the last four quarters.
Cost of sales
Amortization expense with respect to capital assets employed in the Company’s manufacturing operations and BlackBerry service operations increased to $35.2 million in the second quarter of fiscal 2010 compared to $18.2 million in the second quarter of fiscal 2009 and is charged to cost of sales in the Consolidated Statements of Operations.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The amount of intangible assets amortization expense charged to cost of sales was $32.1 million in the second quarter of fiscal 2010 compared to $7.5 million in the second quarter of fiscal 2009.
The increased amortization expense in the second quarter of fiscal 2010 primarily reflects the impact of amortization expense with respect to capital asset additions made over the last four quarters.
Litigation
On July 23, 2009, the Company settled the Visto Litigation. The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $267.5 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $163.8 million was expensed as a litigation charge in the second quarter of fiscal 2010. The remainder of the payment was recorded as intangible assets.
Investment Income
Investment income decreased by $9.6 million to $7.6 million in the second quarter of fiscal 2010 from $17.2 million in the second quarter of fiscal 2009. The decrease primarily reflects the decrease in yields on investments due to lower interest rates when compared to the same period in fiscal 2009, offset partially by a slight increase in the Company’s average cash and cash equivalents, short-term investments and long-term investments balances. See “Liquidity and Capital Resources”.
Income Taxes
For the second quarter of fiscal 2010, the Company’s income tax expense was $184.0 million, resulting in an effective tax rate of 27.9% compared to income tax expense of $223.9 million and an effective tax rate of 31.1% for the same period last year. The Company’s effective tax rate reflects the geographic mix of earnings in jurisdictions with different tax rates. The Company’s effective tax rate, after considering adjustments for certain items was 28.5% for the second quarter of fiscal 2010. See “Non-GAAP Financial Measures”.
Management anticipates that the Company’s effective tax rate for the remainder of fiscal 2010 will be approximately 29% to 30%.
The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.
Net Income
The Company’s net income for the second quarter of fiscal 2010 was $475.6 million, a decrease of $19.9 million, or 4.0%, compared to net income of $495.5 million in the second quarter of fiscal 2009. Basic EPS was $0.84 and diluted EPS was $0.83 in the second quarter of fiscal 2010 compared to $0.88 basic EPS and $0.86 diluted EPS in the second quarter of fiscal 2009, a 3.5% decrease when compared to fiscal 2009. Included in net income for the second quarter of fiscal 2010 was a litigation charge of $163.8 million, or $112.8 million net of tax and $0.20 per diluted share, from the settlement of the Visto Litigation. See “Results of Operations — Litigation”. Gross margin increased in the amount of $247.5 million, resulting primarily from the increased number of device shipments, partially offset by the decrease of consolidated gross margin percentage. Operating expenses, excluding the Visto Litigation charge, increased by $134 million.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Adjusted net income was $588.4 million and adjusted diluted EPS was $1.03 in the second quarter of fiscal 2010. See “Non-GAAP Financial Measures”.
The weighted average number of shares outstanding was 567.8 million common shares for basic EPS and 573.6 million common shares for diluted EPS for the quarter ended August 29, 2009 compared to 564.9 million common shares for basic EPS and 574.8 million common shares for diluted EPS for the same period last fiscal year.
Common Shares Outstanding
On September 18, 2009, there were 568.9 million common shares, 9.8 million options to purchase common shares, 731,084 restricted share units outstanding and 25,338 deferred share units outstanding.
The Company has not paid any cash dividends during the last three fiscal years.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Six months ended August 29, 2009 compared to the six months ended August 30, 2008
The following table sets forth certain unaudited consolidated statement of operations data, which is expressed in thousands of dollars and as a percentage of revenue for the interim periods indicated:

	For the Six Months Ended
					Change
					- Fiscal
	August 29, 2009		August 30, 2008		2010/2009
	(in thousands, except for per share amounts)

Revenue	$6,949,202	100.0%	$4,819,895	100.0%	$2,129,307

Cost of sales	3,903,281	56.2%	2,375,681	49.3%	1,527,600

Gross margin	3,045,921	43.8%	2,444,214	50.7%	601,707

Operating expenses
Research and development	455,348	6.6%	309,123	6.4%	146,225
Selling, marketing and administration (1)	944,039	13.6%	706,236	14.6%	237,803
Amortization	140,688	2.0%	80,185	1.7%	60,503
Litigation (2)	163,800	2.4%	—	—	163,800

	1,703,875	24.5%	1,095,544	22.7%	608,331

Income from operations	1,342,046	19.3%	1,348,670	28.0%	(6,624)

Investment income	16,761	0.2%	36,145	0.7%	(19,384)

Income before income taxes	1,358,807	19.6%	1,384,815	28.7%	(26,008)

Provision for income taxes (1)	240,156	3.5%	406,754	8.4%	(166,598)

Net income	$1,118,651	16.1%	$978,061	20.3%	$140,590

Earnings per share
Basic	$1.97		$1.73		$0.24

Diluted	$1.95		$1.70		$0.25

Weighted-average number of shares outstanding (000’s)
Basic	567,288		564,222
Diluted	573,441		574,738

Notes:

(1)	Selling, marketing and administration in the first six months of fiscal 2010 included unusual charges of $96.4 million and provision for income taxes includes a benefit of $175.1 million both recognized in the first quarter of fiscal 2010. These items related to the foreign exchange impact of the enactment of functional currency tax legislation in Canada and a charge for the payment on account of certain employee tax liabilities related to certain previously exercised stock options with measurement date issues that were

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

exercised during certain time periods. These items resulted in an after-tax benefit of $78.7 million to net income, or $0.14 diluted earnings per share, for the first quarter of fiscal 2010. See “Non-GAAP Financial Measures”.

(2)	In the second quarter of fiscal 2010 the Company settled the Visto Litigation. The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $267.5 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $163.8 million was expensed as a litigation charge in the second quarter of fiscal 2010. The remainder of the payment was recorded as intangible assets. See “Non-GAAP Financial Measures”.
Revenue
Revenue for the first six months of fiscal 2010 was $6.95 billion, an increase of $2.13 billion, or 44.2%, from $4.82 billion in the first six months of fiscal 2009.
A comparative breakdown of the significant revenue streams is set forth in the following table:

	For the Six Month Periods Ended

					Change - Fiscal
	Q2 YTD Fiscal 2010		Q2 YTD Fiscal 2009		2010/2009

Number of devices sold	16,133,000		11,546,000		4,587,000	39.7%

Average Selling Price	$350		$343		$7	2.0%

Revenues (in thousands)
Devices	$5,654,402	81.4%	$3,954,788	82.1%	$1,699,614	43.0%
Service	951,283	13.7%	626,063	13.0%	325,220	51.9%
Software	122,856	1.8%	130,831	2.7%	(7,975)	(6.1%)
Other	220,661	3.1%	108,213	2.2%	112,448	103.9%

	$6,949,202	100.0%	$4,819,895	100.0%	$2,129,307	44.2%

Device revenue increased by $1.70 billion, or 43.0%, to $5.65 billion, or 81.4% of consolidated revenue, in the first six months of fiscal 2010 compared to $3.95 billion, or 82.1%, of consolidated revenue in the first six months of fiscal 2009. This increase in device revenue over the prior year is primarily attributable to a volume increase of approximately 4.6 million units, or 39.7%, to approximately 16.1 million devices in the first six months of fiscal 2010 compared to approximately 11.5 million devices in the first six months of fiscal 2009, and an increase of $7, or 2.0%, in ASP to $350 in the current six month fiscal period from $343 in the first six months of fiscal 2009.
Service revenue increased $325.2 million, or 51.9%, to $951.3 million and comprised 13.7% of consolidated revenue in the first six months of fiscal 2010 compared to $626.1 million, or 13.0% of consolidated revenue in the first six months of fiscal 2009, reflecting the Company’s increase in BlackBerry subscriber accounts since the second quarter of fiscal 2009.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Software revenue decreased $7.9 million, or 6.1%, to $122.9 million in the first six months of fiscal 2010 from $130.8 million in the first six months of fiscal 2009.
Other revenue increased by $112.5 million to $220.7 million in the first six months of fiscal 2010 compared to $108.2 million in the first six months of fiscal 2009.
Gross Margin
Consolidated gross margin increased by $601.7 million, or 24.6%, to $3.05 billion, or 43.8% of revenue, in the first six months of fiscal 2010, compared to $2.44 billion, or 50.7% of revenue, in the same period of the previous fiscal year. The decrease of 6.9% in consolidated gross margin percentage was primarily due to a decrease in the blended device margins, which was primarily driven by the introduction of certain new feature rich products that incorporate new technologies, which were adopted at a faster rate than historically.
Operating expenses
The table below presents a comparison of research and development, selling, marketing and administration, amortization and litigation expenses for the six months ended August 29, 2009, compared to the six months ended August 30, 2008.

	For the Six Months Ended
					Change - Fiscal
	August 29, 2009		August 30, 2008		2010/2009
		% of		% of		% of
		Revenue		Revenue		Change

Revenue	$6,949,202		$4,819,895		$2,129,307	44.2%

Research and development	$455,348	6.6%	$309,123	6.4%	$146,225	47.3%
Selling, marketing and administration	944,039	13.6%	706,236	14.7%	237,803	33.7%
Amortization	140,688	2.0%	80,185	1.7%	60,503	75.5%
Litigation	163,800	2.4%	—	—	163,800	—

	$1,703,875	24.5%	$1,095,544	22.7%	$608,331	55.5%

Research and Development
Research and development expenditures increased by $146.2 million to $455.3 million, or 6.6% of revenue, in the six months ended August 29, 2009, compared to $309.1 million, or 6.4% of revenue, in the first six months of fiscal 2009. The majority of the increases during the first six months of fiscal 2010, compared to fiscal 2009, was attributable to salaries and benefits due to an increase in the average headcount associated with research and development activities, new product development and material costs and office and related building infrastructure costs.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses increased by $237.8 million to $944.0 million for the first six months of fiscal 2010 compared to $706.2 million for the comparable period in fiscal 2009. As a percentage of revenue, selling, marketing and administration expenses decreased to 13.6% in the current fiscal period versus 14.7% in the comparable preceding fiscal period. The net increase of $237.8 million was primarily attributable to increased salary and benefits expenses primarily as a result of increased personnel, increased expenditures for marketing, advertising and promotion expenses including additional programs to support new product launches, external advisory fees and information technology costs.
With the enactment of changes to the functional currency tax legislation by the Government of Canada in the first quarter of fiscal 2010, the Company changed the basis for calculating its income tax provision for its Canadian operations from Canadian dollars to the U.S. dollar, its reporting currency, with the effective date being the beginning of fiscal 2009. Gains realized on the revaluation of these tax liabilities previously denominated in Canadian dollars throughout 2009 were reversed upon enactment of the changes to the rules in the first quarter of fiscal 2010. Included in the total selling, marketing and administration for the first quarter of fiscal 2010 is a $54.3 million charge primarily relating to the reversal of foreign exchange gains previously recorded in fiscal 2009 on the revaluation of Canadian dollar denominated tax liability balances. Throughout fiscal 2009, foreign exchange gains were offset by foreign exchange losses incurred as a part of the Company’s foreign currency hedging program. See “Income Taxes” for the six months ended August 29, 2009 for further details on the changes to the functional currency tax legislation in Canada.
Selling, marketing and administration expenses for the first six months of fiscal 2010 also included a charge in the first quarter of fiscal 2010 of $42.1 million for the payment on account of certain employee tax liabilities related to certain previously-exercised stock options with measurement date issues that were exercised during certain time periods. The Company’s Board of Directors approved the payment on account of certain incremental personal tax liabilities of certain employees, excluding RIM’s Co-Chief Executive Officers, related to the exercise of certain stock options issued by the Company.
Amortization Expense
The table below presents a comparison of amortization expense relating to capital assets and intangible assets recorded as amortization or cost of sales for the six months ended August 29, 2009 compared to the six months ended August 30, 2008.

	Six Month Fiscal Periods Ended
	(in thousands)
	Included in Amortization			Included in Cost of sales

	August 29, 2009	August 30, 2008	Change	August 29, 2009	August 30, 2008	Change

Capital assets	$83,183	$52,280	$30,903	$67,183	$33,119	$34,064
Intangible assets	57,505	27,905	$29,600	61,293	12,691	48,602

Total	$140,688	$80,185	$60,503	$128,476	$45,810	$82,666

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Amortization
Amortization expense relating to certain capital assets and certain intangible assets increased by $60.5 million to $140.7 million for the first six months of fiscal 2010 compared to $80.2 million for the comparable period in fiscal 2009.
Total amortization expense with respect to intangible assets was $57.5 million in the first six months of fiscal 2010 compared to $27.9 million in the first six months of fiscal 2009.
The increased amortization expense primarily reflects the impact of certain capital assets and intangible asset additions made over the last four quarters.
Cost of sales
Amortization expense with respect to capital assets employed in the Company’s manufacturing operations and BlackBerry service operations increased to $67.2 million in the first six months of fiscal 2010 compared to $33.1 million in the first six months of fiscal 2009 and is charged to cost of sales in the Consolidated Statements of Operations.
The amount of intangible assets amortization expense charged to cost of sales was $61.3 million in the first six months of fiscal 2010 compared to $12.7 million in the first six months of fiscal 2009.
The increased amortization expense in the first six months of fiscal 2010 primarily reflects the impact of amortization expense with respect to these acquired capital asset additions made over the last four quarters.
Litigation
On July 23, 2009, the Company settled all the Visto Litigation. The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $267.5 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $163.8 million was expensed as a litigation charge in the second quarter of fiscal 2010. The remainder of the payment was recorded as intangible assets.
Investment Income
Investment income decreased by $19.3 million to $16.8 million in the first six months of fiscal 2010 from $36.1 million in the comparable period of fiscal 2009. The decrease primarily reflects the decrease in yields on investments due to lower interest rates when compared to the same period in fiscal 2009, offset partially by a slight increase in the Company’s average cash and cash equivalents, short-term investments and long-term investments balances. See also “Liquidity and Capital Resources”.
Income Taxes
For the first six months of fiscal 2010, the Company’s income tax expense was $240.2 million, resulting in an effective tax rate of 17.7% compared to income tax expense of $406.8 million and an effective tax rate of

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
29.4% for the same period last year. The Company’s effective tax rate reflects the geographic mix of earnings in jurisdictions with different tax rates. The Company’s effective tax rate, after considering adjustments for certain items (See “Non-GAAP Financial Measures”), was 28.8% and was in line with management’s estimate of 29% to 30% for fiscal 2010.
On March 12, 2009, the Government of Canada enacted changes to its income tax legislation which allows the Company the option to elect, on an annual basis, to determine its Canadian income tax results on its functional currency (the U.S. dollar) rather than the Canadian dollar. While the Company had elected for Canadian tax purposes to adopt these rules in the third quarter of fiscal 2009, the Company could not recognize the related tax benefit of electing to adopt these rules under U.S. GAAP until the first quarter of fiscal 2010. As a result of the enactment of the changes to the legislation and the Company’s election, the Company is able to recalculate its fiscal 2009 Canadian income tax liability based on its functional currency, the U.S. dollar. In the first quarter of fiscal 2010, the Company recorded an incremental tax benefit of approximately $145.0 million to net income relating to its election to determine its Canadian income tax based on its functional currency. As a result of the Company’s election to determine its Canadian income tax based on its functional currency, the volatility in the Company’s effective tax rate due to changes in foreign exchange rates should be reduced.
The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.
Net Income
Net income was $1.12 billion, or $1.97 basic EPS and $1.95 diluted EPS, in the first six months of fiscal 2010 compared to net income of $978.1 million, or $1.73 basic EPS and $1.70 diluted EPS, in the prior year’s comparable period.
Adjusted net income was $1.15 billion and adjusted diluted EPS was $2.01 in the first six months of fiscal 2010. See “Non-GAAP Financial Measures”.
The $140.6 million increase in net income in the first six months of fiscal 2010 reflects primarily an increase in gross margin in the amount of $601.7 million, resulting primarily from the increased number of device shipments and a decrease in the provision of income taxes of $166.6 million which included a benefit of $145.0 million, and was partially offset by the decrease in consolidated gross margin percentage, as well as an increase of $608.3 million in the Company’s operating expenses which included a litigation charge of $163.8 relating to the Visto Litigation and unusual charges of $96.4 million. See “Results of Operations — Selling, Marketing and Administration Expenses”, “Results of Operations — Litigation” and “Results of Operations — Income Taxes” for the six months ended August 29, 2009.
The weighted average number of shares outstanding was 567.3 million common shares for basic EPS and 573.4 million common shares for diluted EPS for the six months ended August 29, 2009 compared to 564.2 million common shares for basic EPS and 574.7 million common shares for diluted EPS for the same period last year.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Selected Quarterly Financial Data
The following table sets forth RIM’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended August 29, 2009. The information in the table below has been derived from RIM’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements of the Company and include all adjustments necessary for a fair presentation of information when read in conjunction with the audited consolidated financial statements of the Company. RIM’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

	Fiscal Year 2010		Fiscal Year 2009				Fiscal Year 2008
	Second	First	Fourth	Third	Second	First	Fourth	Third
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
	(in thousands, except per share data)

Revenue	$3,525,692	$3,423,510	$3,463,193	$2,782,098	$2,577,330	$2,242,565	$1,882,705	$1,672,529

Gross margin	$1,554,396	$1,491,525	$1,383,578	$1,269,506	$1,306,857	$1,137,357	$968,222	$847,872
Operating expenses (1) (2)	902,411	801,464	650,623	629,035	604,624	490,920	403,768	357,978
Investment income	(7,625)	(9,136)	(10,568)	(31,554)	(17,168)	(18,977)	(20,114)	(23,816)

Income before income taxes	659,610	699,197	743,523	672,025	719,401	665,414	584,568	513,710
Provision for income taxes (1) (3)	183,989	56,167	225,264	275,729	223,855	182,899	172,067	143,249

Net income	$475,621	$643,030	$518,259	$396,296	$495,546	$482,515	$412,501	$370,461

Earnings per share
Basic	$0.84	$1.13	$0.92	$0.70	$0.88	$0.86	$0.73	$0.66
Diluted	$0.83	$1.12	$0.90	$0.69	$0.86	$0.84	$0.72	$0.65

Research and development	$235,571	$219,777	$182,535	$193,044	$181,347	$127,776	$104,573	$92,150
Selling, marketing and administration (1)	429,748	514,291	406,493	382,968	379,644	326,592	267,881	238,175
Amortization	73,292	67,396	61,595	53,023	43,633	36,552	31,314	27,653
Litigation (2)	163,800	—	—	—	—	—	—	—

Operating expenses	$902,411	$801,464	$650,623	$629,035	$604,624	$490,920	$403,768	$357,978

Notes:

(1)	Selling, marketing and administration in the first quarter of fiscal 2010 included unusual charges of $96.4 million and provision for income taxes includes a benefit of $175.1 million both recognized in the first quarter of fiscal 2010. These items related to the foreign exchange impact of the enactment of functional currency tax legislation in Canada and a charge for the payment on account of certain employee tax liabilities related to certain previously exercised stock options with measurement date issues that were exercised during certain time periods. These items resulted in an after-tax benefit of $78.7 million to net income, or $0.14 diluted earnings per share, for the first quarter of fiscal 2010. See “Non-GAAP Financial Measures”.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

(2)	In the second quarter of fiscal 2010 the Company settled the Visto Litigation. The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $267.5 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $163.8 million was expensed as a litigation charge in the second quarter of fiscal 2010. The remainder of the payment was recorded as intangible assets.

(3)	Provision for income taxes included the negative impact of fluctuations of the Canadian dollar relative to the U.S. dollar in the third quarter of fiscal 2009 of approximately $103.2 million.
Non-GAAP Financial Measures
The Company’s financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented. In this MD&A, the Company has presented the following “non-GAAP financial measures”: adjusted net income and adjusted diluted earnings per share. The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of income, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. Adjusted net income and adjusted diluted earnings per share are non-GAAP financial measures that exclude the impact of the charge for the payment of the settlement of the Visto Litigation in the second quarter of fiscal 2010, and the impacts of the benefit relating to the enactment of functional currency tax reporting legislation by the Government of Canada and the charge for the payment on account of certain employee tax liabilities related to certain previously exercised stock options with measurement date issues that were exercised during certain time periods in the first quarter of fiscal 2010. This section of the MD&A describes the Company’s use of such non-GAAP financial measures.
In the second quarter of fiscal 2010, the Company entered into a definitive agreement to settle the Visto Litigation with Visto. The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $267.5 million and the parties executing full and final releases in respect of all outstanding worldwide litigation. Of the total payment by the Company, $163.8 million ($112.8 million net of tax) was expensed as a litigation charge in the second quarter of fiscal 2010. The remainder of the payment was recorded as intangible assets. The settlement was completed on July 23, 2009.
The Company reported an income tax provision for fiscal 2009 that was higher than previously forecasted, the incremental portion of which was reversed in the first quarter of fiscal 2010. This annual provision reflects an effective tax rate that is significantly higher than the Company’s historical effective tax rate due to the significant depreciation of the Canadian dollar relative to the U.S. dollar and its effect on the Company’s U.S. dollar denominated assets and liabilities held by RIM’s Canadian operating companies that are subject to tax in Canadian dollars. The majority of this effect was experienced in the third quarter of fiscal 2009. As described in greater detail under “Results of Operations — Income Taxes” for the six months ended August 29, 2009, on March 12, 2009 changes to the Income Tax Act (Canada) that allow RIM to calculate its fiscal 2009 Canadian income tax expense based on the U.S. dollar (the Company’s functional currency) were enacted. Although the Company elected for Canadian income tax purposes to adopt these rules in the third quarter of

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
fiscal 2009, the Company could not recognize the related income tax reduction of electing to adopt these rules for U.S. GAAP financial reporting purposes until the quarter in which they are enacted, resulting in a higher provision in fiscal 2009. In the first quarter of fiscal 2010, the Company recorded an incremental benefit of approximately $145.0 million to net income relating to its election to determine its Canadian income tax based on its functional currency. As result of the enactment of the rules and the Company’s election to determine its Canadian income tax based on its functional currency, future volatility in the Company’s effective tax rate due to changes in foreign exchange rates should be reduced.
In the first quarter of fiscal 2010, the Company recorded an expense of $54.3 million ($37.4 million net of tax) primarily relating to the reversal of foreign exchange gains previously recorded in fiscal 2009 on the revaluation of Canadian dollar denominated tax liability balances. See “Results of Operations – Selling, Marketing and Administration Expenses” for the six months ended August 29, 2009.
Also, in the first quarter of fiscal 2010, there was a charge of approximately $42.1 million ($29.0 million net of tax) for the payment on account of certain employee tax liabilities related to certain previously-exercised stock options with measurement date issues that were exercised during certain time periods. The Company’s Board of Directors approved the payment on account of certain incremental personal tax liabilities of certain employees, excluding RIM’s Co-Chief Executive Officers, upon exercise of certain stock options issued by the Company. See “Results of Operations – Selling, Marketing and Administration Expenses” for the six months ended August 29, 2009.
Investors are cautioned that adjusted net income and adjusted diluted earnings per share do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similarly titled measures reported by other issuers. These non-GAAP financial measures should be considered in the context of the Company’s U.S. GAAP results.
The following table provides a reconciliation of net income to adjusted net income and diluted earnings per share to adjusted diluted earnings per share:

	Three months
	ended August 29,	Six months ended
	2009	August 29, 2009

Net income	$475,621	$1,118,651
Visto Litigation (net of tax)	112,809	112,809
Foreign exchange impact on the enactment of functional currency tax rules (net of tax)	—	37,396
Provision for employee tax obligations for stock options (net of tax)	—	28,952
Tax benefit recorded on enactment of functional currency tax rules	—	(145,000)

Adjusted net income	$588,430	$1,152,808

Diluted earnings per share	$0.83	$1.95

Adjusted diluted earnings per share	$1.03	$2.01

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition
Liquidity and Capital Resources
Cash and cash equivalents, short-term investments and long-term investments increased by $258.9 million to $2.50 billion as at August 29, 2009 from $2.24 billion as at February 28, 2009. The majority of the Company’s cash and cash equivalents, short-term investments and long-term investments are denominated in U.S. dollars as at August 29, 2009.
A comparative summary of cash and cash equivalents, short-term investments and long-term investments is set out below:

	As at
	(in thousands)
	August 29, 2009	February 28, 2009	Change

Cash and cash equivalents	$1,083,251	$835,546	$247,705
Short-term investments	580,921	682,666	(101,745)
Long-term investments	833,575	720,635	112,940

Cash and cash equivalents, short-term investments and long-term investments	$2,497,747	$2,238,847	$258,900

The increase in cash and cash equivalents, short-term investments and long-term investments is primarily due to net cash flows provided from operating activities partially offset by net cash flow used in investing activities and financing activities as set out below:

	For the six months ended
	(in thousands)
	August 29, 2009	August 30, 2008

Net cash flows from (used in):
Operating activities	$1,195,839	$599,079
Investing activities	(919,313)	(674,631)
Financing activities	(29,585)	33,907
Effect of foreign exchange gain on cash and cash equivalents	764	(11,679)

Net increase (decrease) in cash and cash equivalents	$247,705	$(53,324)

Cash flows for the six months ended August 29, 2009
Operating Activities
Cash flow provided by operating activities was $1.20 billion for the first six months of fiscal 2010 reflecting higher net income compared to the same period in fiscal 2009, offset by lower net changes in working capital in the second quarter of fiscal 2010 compared to the second quarter of fiscal 2009.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The table below summarizes the current assets, current liabilities, working capital and certain working capital items of the Company:

	As at
	(in thousands)
	August 29, 2009	February 28, 2009	Increase (Decrease)

Current assets	$5,215,445	$4,841,586	$373,859
Current liabilities	2,166,759	2,115,351	51,408

Working capital	$3,048,686	$2,726,235	$322,451

Trade receivables	$2,365,106	$2,112,117	$252,989
Inventory	572,761	682,400	(109,639)
Accrued liabilities	1,603,842	1,238,602	365,240
Income taxes payable	—	361,460	(361,460)
The increase in working capital of $322.5 million for the six months of fiscal 2010 was primarily due to increases in trade receivables and cash and cash equivalents and a reduction in income taxes payable, partially offset by an increase in accrued liabilities and a reduction of inventory.
At the end of the second quarter of fiscal 2010, trade receivables were approximately $2.37 billion up $253.0 million from the end of fiscal 2009 due to increased sales and customer mix. Days sales outstanding increased to 61 days in the second quarter of fiscal 2010 from 52 days at the end of fiscal 2009, primarily due to geographic and customer mix of sales in the quarter.
As at August 29, 2009, accrued liabilities were approximately $1.60 billion, an increase of $365.2 million from the end of fiscal 2009 due to timing of payments and vendor inventory liabilities. The decrease in income taxes payable as at August 29, 2009 of $361.5 million compared to the end of fiscal 2009 was due to payments of fiscal 2009 and fiscal 2010 tax liabilities in the first six months of fiscal 2010.
Investing Activities
During the six months ended August 29, 2009, cash flow used in investing activities was $919.3 million and included capital asset additions of $554.6 million, intangible asset additions of $242.4 million and business acquisitions of $131.5 million, offset by cash flow provided by transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisitions in the amount of $9.2 million. For the first six months of the prior fiscal year, cash flow used in investing activities was $674.6 million and included capital asset additions of $386.0 million, intangible asset additions of $331.0 million, offset by cash flow provided by transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisition, amounting to $42.4 million. The increase in capital asset spending was primarily due to increased investment in buildings, renovations to existing facilities, expansion and enhancement of the BlackBerry infrastructure and computer equipment purchases. Investments in Intangible assets in the first six months of fiscal 2010 was primarily associated with the settlement of the Visto Litigation, see “Results of Operations – Litigation”, agreements with third parties for use of intellectual property and business acquisitions. All acquired patents were recorded as Intangible assets and are being amortized over their estimated useful lives. Business acquisitions in the first

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
six months of fiscal 2010 related to the purchase of Certicom Corp., Torch Mobile Inc. and the purchase of a company whose proprietary software will be incorporated into the Company’s software.
Financing Activities
Cash flow used in financing activities was $29.6 million for the first six months of fiscal 2010 and was primarily attributable to purchases of common shares on the open market by a trustee selected by the Company in connection with its Restricted Share Unit Plan, which are classified on the balance sheet for accounting purposes as Treasury Shares in the amount of $45.1 million, the repayment of debt acquired through acquisitions in the amount of $6.1 million, offset partially by the proceeds from the exercise of stock options in the amount of $18.9 million and tax benefits from the exercise of stock options. The cash flow provided by financing activities in the first six months of fiscal 2009 in the amount of $33.9 million was primarily provided by the proceeds from the exercise of stock options and tax benefits from the exercise of stock options.
Auction Rate Securities
Auction rate securities are debt instruments with long-term nominal maturity dates for which the interest rates are reset through a dutch auction process, typically every 7, 28 or 35 days. Interest is paid at the end of each auction period, and the auction normally serves as the mechanism for securities holders to sell their existing positions to interested buyers. As at August 29, 2009, the Company held $40.5 million in face value of investment grade auction rate securities which are experiencing failed auctions as a result of more sell orders than buy orders, and these auctions have not yet returned to normal operations. The interest rate for these securities has been set at the maximum rate specified in the program documents and interest continues to be paid every 28 days as scheduled. As a result of the lack of continuing liquidity in these securities, the Company has adjusted the reported value to reflect an unrealized loss of $7.7 million, which the Company considers temporary and is reflected in other comprehensive income. In valuing these securities, the Company used a multi-year investment horizon and considered the underlying risk of the securities and the current market interest rate environment. The Company has the ability and intent to hold these securities until such time that market liquidity returns to normal levels, and does not consider the principal or interest amounts on these securities to be materially at risk at this time. As there is uncertainty as to when market liquidity for auction rate securities will return to normal, the Company has classified the failing auction rate securities as long-term investments on the balance sheet. As at August 29, 2009, the Company does not consider these investments to be other-than-temporarily impaired.
Structured Investment Vehicle
A Structured Investment Vehicle (“SIV”) is a fund that seeks to generate investment returns by purchasing high grade long-term fixed income instruments and funding those purchases by issuing short-term debt instruments. Beginning in late 2007, widespread illiquidity in the market has prevented many SIVs from accessing necessary funding for ongoing operations.
In determining the value for these securities, the Company has considered available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s intent and ability to hold the debt securities.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
As at August 29, 2009, the Company held $20.3 million face value of SIV securities that were negatively impacted by the changes in market conditions. In the first six months of fiscal 2010, the Company received a total of $2.1 million in principal payments from the SIV. During fiscal 2009, the Company received a total of $4.5 million in principal and interest payments from the SIV. The SIV holdings have been placed with an enforcement manager to be restructured or sold at the election of each senior note holder. Subsequent to August 29, 2009, the Company has elected to participate in the restructuring of the securities and receive a pro-rata distribution of proceeds from the income and principal payments on the assets underlying the securities.
During the first six months of fiscal 2010 and for fiscal 2009, the Company did not record any other-than-temporary impairment charges associated with these investments. In fiscal 2008, the Company recorded an-other-than-temporary impairment charge of $3.8 million on these securities. Given the uncertainty of the restructuring at this time, the Company cannot determine the potential impact that a restructuring will have on the value of these securities and has classified these securities as long-term investments. The Company may recognize additional impairment charges on these securities if the restructuring is unsuccessful or there is an other-than temporary impairment in the value of the underlying assets.
Other
Since March 1, 2005, the Company has maintained an investment account with Lehman Brothers International (Europe) (“LBIE”). As of September 30, 2008, the date of the last account statement received by the Company, the Company held in the account $81.1 million in combined cash and aggregate principal amount of fixed-income securities issued by third parties unrelated to LBIE or any other affiliate of Lehman Brothers Holdings Inc (“LBHI”). The face value, including accrued interest, as at August 29, 2009 is $84.8 million. Due to the insolvency proceedings instituted by LBHI and its affiliates, including LBIE, commencing on September 15, 2008, the Company’s regular access to information regarding the account has been disrupted. Following the appointment of the Administrators to LBIE the Company has asserted a trust claim in specie (the “Trust Claim”) over the assets held for it by LBIE for the return of those assets in accordance with the insolvency procedure in the United Kingdom. In the first quarter of fiscal 2010, the Company received a Letter of Return (the “Letter”) from the Administrators of LBIE relating to the Trust Claim. The Letter noted that, based on the work performed to date, the Administrators had identified certain assets belonging to the Company within the records of LBIE and that they are continuing to investigate the records for the remaining assets included in the Trust Claim. For those assets identified in the Letter, the Company is currently in the process of completing the necessary steps to have the assets returned. Further, the Company continues to work with the Administrators to identify the remaining assets not specifically identified in the Letter, along with the interest paid on these assets since LBIE began its administration proceedings. The Company will continue to take all actions it deems appropriate to defend its rights to these holdings and as a result, no impairment has been recognized against these holdings in the first six months of fiscal 2010.
Aggregate Contractual Obligations
The following table sets out aggregate information about the Company’s contractual obligations and the periods in which payments are due as at August 29, 2009:

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	(in thousands)
		Less than One	One to	Four to Five	Greater than
	Total	Year	Three Years	Years	Five Years

Operating lease obligations	$208,682	$38,525	$80,365	$38,402	$51,390
Purchase obligations and commitments	4,051,228	4,051,228	—	—	—

Total	$4,259,910	$4,089,753	$80,365	$38,402	$51,390

Purchase obligations and commitments amounted to approximately $4.05 billion as of August 29, 2009, with purchase orders with contract manufacturers representing approximately $3.12 billion of the total. The Company also has commitments on account of capital expenditures of approximately $167.0 million included in this total, primarily for manufacturing, facilities and information technology, including service operations. The remaining balance consists of purchase orders or contracts with suppliers of raw materials, as well as other goods and services utilized in the operations of the Company. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. The timing of payments and actual amounts paid may be different depending upon the time of receipt of goods and services, changes to agreed-upon amounts for some obligations or payment terms.
The Company has not paid any cash dividends in the last three fiscal years.
Cash and cash equivalents, short-term investments and long-term investments were $2.50 billion as at August 29, 2009. The Company believes its financial resources, together with expected future earnings, are sufficient to meet funding requirements for current financial commitments, for future operating and capital expenditures not yet committed, and also provide the necessary financial capacity to meet current and future growth expectations.
The Company has a $100 million Demand Credit Facility (the “Facility”) to support and secure operating and financing requirements. As at August 29, 2009, the Company has utilized $5.0 million of the Facility for outstanding Letters of Credit and $95.0 million of the Facility is unused. The Company has pledged specific investments as security for this Facility.
The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934 and under applicable Canadian securities laws.
Legal Proceedings
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company may be subject to claims (including claims related to patent infringement, purported class actions and derivative actions) either directly or through indemnities against these claims that it provides to certain of its partners. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been and will likely continue to be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims that the Company is infringing patents or other intellectual property rights have any merit, those claims could be time-consuming to evaluate and defend, result in costly litigation,

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
divert management’s attention and resources, subject the Company to significant liabilities and could have the other effects that are described in greater detail under “Risk Factors – Risks Related to Intellectual Property” in RIM’s Annual Information Form, which is included in RIM’s Annual Report on Form 40-F. Additional lawsuits and claims, including purported class actions and derivative actions, may also be filed or made based upon the Company’s historical stock option granting practices.
Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where it is considered likely for a material exposure to result and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.
A description of certain of the Company’s legal proceedings is included in RIM’s Annual Information Form under “Legal Proceedings and Regulatory Actions”. The following is a summary of developments, since April 7, 2009, the date of RIM’s Annual Information Form, and should be read in conjunction with more detailed information contained in RIM’s Annual Information Form.
On February 3, 2005, TMO-DG requested that the Company indemnify TMO-DG in relation to litigation in Düsseldorf, Germany in which Inpro Licensing S.a.r.l. (“Inpro”) alleged infringement of European Patent EP0892947B1 against TMO-DG. The Company joined this litigation as an intervening party and also filed an invalidity action in the patent court in Munich Germany. On January 27, 2006, the Munich court declared the patent invalid which decision Inpro has appealed. On March 21, 2006, the Düsseldorf court stayed the infringement action until a final decision on Inpro’s appeal of the validity decision has been made. A hearing for the appeal has been set for March 18, 2010.
On July 23, 2009, the Company settled the Visto Litigation. The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $267.5 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $163.8 million was expensed as a litigation charge in the second quarter of fiscal 2010. The remainder of the payment was recorded as intangible assets.
On February 16, 2008 and February 21, 2008, the Company filed complaints against Motorola in the Northern District (“ND”) of Texas (Dallas) alleging breach of contract, antitrust violations, patent infringement of U.S. Patent Nos. 5,664,055; 5,699,485; 6,278,442; 6,452,588; 6,489,950; 6,611,254, 6,661,255; 6,919,879 and 7,227,536 and seeking a declaratory judgment of non-infringement and invalidity against Motorola U.S. Patent Nos. 5,359,317; 5,074,684; 5,764,899; 5,771,353; 5,958,006; 5,706,211; 6,101,531; 5,157,391; 5,394,140; 5,612,682 and 5,974,447. On February 16, 2008, Motorola filed a complaint for patent infringement against the Company in the ED of Texas and a complaint for a declaratory judgment of invalidity and non-infringement of the Company’s patents in the District of Delaware, both of which have been transferred and merged with the ND of Texas case filed by the Company. On January 9, 2009, Motorola added three new counterclaims for infringement of U.S. Patent Nos. 6,252,515, 5,189,389 and 5,953,413. On March 10, 2009, TIP Communications, LLC, a wholly-owned indirect subsidiary of the Company, filed a complaint against Motorola in the ND of Texas (Dallas) for infringement of U.S. Patent No. 5,956,329. On

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
June 15, 2009, the Court granted RIM’s motion to stay this case as to Motorola’s patents that are currently in re-examination in the United States Patent & Trademark Office.
On March 6, 2008, Aloft Media LLC (“Aloft”) filed a complaint against the Company and 12 other parties in the ED of Texas alleging infringement of U.S. Patent No. 7,330,715. On July 29th, 2008, Aloft filed a second complaint against the Company in the ED of Texas alleging infringement of U.S. Patent No. 7,305,625. The Company and Aloft settled both of these claims on April 24, 2009 for an amount immaterial to the consolidated financial statements.
On July 29, 2008, Stragent, LLC filed a complaint against the Company in the ED of Texas alleging infringement of U.S. Patent No. 6,665,722. The Company and Stragent settled this litigation on April 24, 2009 for an amount immaterial to the consolidated financial statements.
On July 30, 2008, WIAV Solutions, LLC (“WIAV”) filed a complaint against the Company and other defendants in the ED of Virginia alleging infringement of U.S. Patent Nos. 6,256,606; 7,120,578; 6,275,794; 6,507,814; 7,266,493; 6,633,841; 6,104,992; 6,385,573; 6,539,205 and 6,680,920. The Company and WIAV settled this litigation on June 1, 2009 for an amount immaterial to the consolidated financial statements.
On November 17, 2008, Spansion, Inc. and Spansion LLC (“Spansion”) filed a complaint with the U.S. International Trade Commission (“ITC”) against Samsung Electronics Co., Ltd. and other related Samsung companies (collectively “Samsung”) and other proposed respondents, including the Company, who purchase flash memory chips from Samsung, alleging infringement of U.S. Patent Nos. 6,380,029; 6,080,639; 6,376,877 and 5,715,194. Proceedings are ongoing.
On December 30, 2008, MSTG, Inc. filed a patent infringement lawsuit against the Company in the United States District Court for the Northern District of Illinois alleging infringement of United States Patent Nos. 5,920,551; 6,219,374; and 7,151,756. On March 18, 2009, MSTG filed an amended complaint which added U.S. Patent Nos. 6,438,113 and 6,198,936 and four additional defendants to the suit. On July 30, 2009, MSTG filed a second amended complaint which reduced the patents asserted against RIM to only the ‘551, ‘936 and ‘113 patents. The court has set a trial date for March 28, 2011. Proceedings are ongoing.
On March 20, 2009, Traffic Information, LLC (“Traffic”) filed a complaint against the Company and seven other defendants in the ED of Texas alleging infringement of U.S. Patent No. 6,785,606. The Company and Traffic settled this litigation on May 20, 2009 for an amount immaterial to the consolidated financial statements.
On May 5, 2009, Fractus, S.A. filed a complaint against the Company and eight other defendants in the ED of Texas alleging infringement of U.S. Patent Nos. 7,015,868; 7,123,208; 7,148,850; 7,202,822; 7,312,762; 7,394,432; 7,397,431; 7,411,556 and 7,528,782. Proceedings are ongoing.
On October 18, 2007, Saxon Innovations, LLC (“Saxon”) filed a complaint in the ED of Texas against the Company and 13 other defendants alleging infringement of U.S. Patents Nos. 5,592,555; 5,771,394; 5,502,689 and 5,247,621. On December 19, 2008, Saxon filed a complaint in the ITC and the ED of Texas against the Company and five other defendants alleging infringement of U.S. Patent Nos. 5,235,635 and 5,530,597. On June 19, 2009, Saxon filed a complaint in the ED of Texas against the Company and Palm,

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Inc. alleging infringement of U.S. Patent No. 5,608,873. The Company and Saxon settled these litigations on September 23, 2009 for an amount immaterial to the consolidated financial statements and will be recorded in the third quarter of fiscal 2010.
On July 27, 2009, BTG International Inc. (“BTG”) filed complaints with the ITC and the ED of Texas, against Samsung Electronics Co., Ltd. (“Samsung”) and other companies, including the Company, alleging infringement of United States Patent Nos. 5,394,362; 5,764,571; 5,872,735; 6,104,640 and 6,118,692. BTG’s infringement allegations against the Company are based on the Company’s use of Samsung flash memory chips in certain handhelds. Proceedings are ongoing.
On August 21, 2009, Xpoint Technologies filed a complaint against the Company, along with 28 other defendants, in the United States District Court for the District of Delaware alleging infringement of U.S. Patent No. 5,913,028. Proceedings are ongoing.
On August 6, 2009, Intellect Wireless filed a complaint against the Company, HTC, and AT&T in the United States District Court for the Northern District of Illinois alleging infringement of U.S. Patent Nos. 7,257,210, 7,305,076, 7,310,416, and 7,266,186. Proceedings are ongoing.
On September 23, 2009, SimpleAir filed a complaint alleging patent infringement of SimpleAir’s patents by Research In Motion Limited, Research In Motion Corporation and 10 other defendants in the Eastern District of Texas.
See the “Legal Proceedings and Regulatory Actions” section of RIM’s Annual Information Form, which is included in RIM’s Annual Report on Form 40-F, for additional information regarding the Company’s legal proceedings.
OSC Settlement
As previously disclosed, on February 5, 2009, a panel of Commissioners of the Ontario Securities Commission (“OSC”) approved a settlement agreement with the Company, Jim Balsillie, the Co-Chief Executive Officer of the Company, Mike Lazaridis, the President and Co-Chief Executive Officer of the Company, Dennis Kavelman, previously Chief Financial Officer of the Company (currently with the Company in another role), Angelo Loberto, previously Vice-President of Finance (currently with the Company in another role), Kendall Cork, a former Director of the Company, Douglas Wright, a former Director of the Company, James Estill, a Director of the Company, and Douglas Fregin, a former Director of the Company, relating to the previously disclosed OSC investigation of the Company’s historical stock option granting practices.
As part of the OSC settlement, the Company agreed to enter into an agreement with an independent consultant to conduct a comprehensive examination and review of the Company and report to the Company’s board of directors and the staff of the OSC on the Company’s governance practices and procedures and its internal control over financial reporting. The Company began the review with the independent consultant in the first quarter of fiscal 2010. A summary of the consultant’s recommendations in the final report will be posted on the OSC’s website and disclosed in the Company’s MD&A.
Market Risk of Financial Instruments
The Company is engaged in operating and financing activities that generate risk in three primary areas:

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Foreign Exchange
The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenues in fiscal 2010 are transacted in U.S. dollars. Portions of the revenues are denominated in British Pounds, Canadian dollars and Euros. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. At August 29, 2009, approximately 13% of cash and cash equivalents, 20% of trade receivables and 6% of accounts payable are denominated in foreign currencies (August 30, 2008 – 22%, 23% and 26%, respectively). These foreign currencies primarily include the British Pound, Canadian dollar, and Euro. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. The principal currencies hedged include the British Pound, Canadian dollar and Euro.
The Company has entered into forward contracts to hedge exposures relating to foreign currency anticipated transactions and these contracts have been designated as cash flow hedges. For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is recognized in earnings. The cash flow hedges were fully effective at August 29, 2009. As at August 29, 2009, the net unrealized losses on these forward contracts was approximately $21.7 million (August 30, 2008 – net unrealized gains of $20.8 million). Unrealized gains associated with these contracts were recorded in Other current assets and Accumulated other comprehensive income. Unrealized losses were recorded in Accrued liabilities and Accumulated other comprehensive income.
The Company has entered into forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. For contracts that are not subject to hedge accounting, gains and losses on the hedge instruments are recognized in earnings each period, generally offsetting the change in the U.S. dollar value of the hedged asset or liability. As at August 29, 2009, net unrealized losses of $2.8 million was recorded in respect of this amount (August 30, 2008 – net unrealized gains of $0.4 million). Unrealized gains associated with these contracts were recorded in Other current assets and Selling, marketing and administration. Unrealized losses were recorded in Accrued liabilities and Selling, marketing and administration.
Interest Rate
Cash, cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.
Credit and Customer Concentration
The Company has historically been dependent on an increasing number of significant telecommunication carriers and on larger more complex contracts with respect to sales of the majority of its products and

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
services. The Company is experiencing significant sales growth in North America and internationally, resulting in the growth in its carrier customer base in terms of numbers, sales and trade receivables volumes and in some instances new or significantly increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends, and economic circumstances. The allowance as at August 29, 2009 is $2.0 million (August 30, 2008 - $2.0 million). The Company also places insurance coverage for a portion of its foreign trade receivables. While the Company sells to a variety of customers, two customers comprised 27% and 14% of trade receivables as at August 29, 2009 (August 30, 2008 – three customers comprised 27%, 11% and 10%). Additionally, three customers comprised 28%, 15% and 10% of the Company’s second quarter fiscal 2010 sales (second quarter fiscal 2009 sales – four customers comprised 25%, 16%, 11% and 10%).
The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at August 29, 2009, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains of $0.1 million was 100% (August 30, 2008 – 49%).
The Company is exposed to market and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at August 29, 2009, no single issuer represented more than 10% of the total cash, cash equivalents and investments (August 30, 2008 – no single issuer represented more than 11% of the total cash, cash equivalents and investments).
Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s ability and intent to hold the debt securities to maturity. As of August 29, 2009, the Company did not record an other-than-temporary impairment charge.
Impact of Accounting Pronouncements Not Yet Implemented
Revenue Arrangements with Multiple Deliverables
In September 2009, the FASB issued Emerging Issues Task Force (“EITF”) 08-1, Revenue Arrangements with Multiple Deliverables (“EITF 08-1”). EITF 08-1 amends EITF 00-21, Revenue Arrangements with Multiple Deliverables to require an entity to use an estimated selling price when vendor specific objective evidence or acceptable third party evidence does not exist for any products or services included in a multiple element arrangement. The arrangement consideration should be allocated among the products and services based upon

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
their relative selling prices, thus eliminating the use of the residual method of allocation. EITF 08-01 also requires expanded qualitative and quantitative disclosures regarding significant judgements made and changes in applying the guidance. EITF 08-1 is effective for fiscal years beginning after June 15, 2010 with early application permitted. The Company expects to adopt the standard in the first quarter of fiscal 2011. The Company is currently evaluating the impact EITF 08-1 will have on the Company’s results of operations and financial condition.
Certain Revenue Arrangements That Include Software Elements
In September 2009, the FASB issued Emerging Issues Task Force (“EITF”) 09-3, Certain Revenue Arrangements That Include Software Elements (“EITF 09-3”). EITF 09-3 amends Statement of Position (“SOP”) 97-2, Software Revenue Recognition to exclude tangible products containing software components and non-software components that function together to deliver the product’s essential functionality. EITF 09-3 is effective for revenue arrangements entered into or materially modified in fiscal years on or after June 15, 2010 with early application permitted with EITF 08-1. The Company expects to adopt the standard in the first quarter of fiscal 2011. The Company is currently evaluating the impact EITF 09-3 will have on the Company’s results of operations and financial condition.
The FASB Accounting Standards Codification
In June 2009, the Financial Accounting Standards Board (“FASB”) issued SFAS 168, The FASB Accounting Standards Codification (“Codification”) and the Hierarchy of Generally Accepted Accounting Principles – a replacement to SFAS 162 (“SFAS 168”). SFAS 168 establishes only two levels of U.S. GAAP, authoritative and nonauthoritative and will become the source of authoritative U.S. GAAP recognized by the FASB to be applied to nongovernmental entities. SFAS 168 and Codification does not change U.S. GAAP but reorganizes literature into a single source. SFAS 168 is effective for interim periods ending after September 15, 2009. The Company will update its disclosure and references to U.S. GAAP as required by the standard in the third quarter of fiscal 2010 and does not expect the adoption will have a material impact on the Company’s results of operations and financial condition.
Amendments to FASB Interpretation No. 46(R)
In June 2009, the FASB issued SFAS 167, Amendments to FASB Interpretation No. 46(R) (“SFAS 167”). SFAS 167 amends FASB Interpretation No. 46(R) (“FIN 46(R)”) to require an enterprise to perform an analysis to determine whether the enterprise’s variable interest give it a controlling interest in the variable interest entity (“VIE”). SFAS 167 uses a qualitative risks and rewards approach by focusing on which enterprise has the power to direct the activities of the VIE, the obligation to absorb the entity’s losses and rights to receive benefits from the entity. This differs from the quantitative risks and rewards approach under FIN 46(R). SFAS 167 also requires enhanced disclosures related to the VIE. SFAS 167 is effective for annual periods beginning after November 15, 2009. The Company will adopt the standard in the first quarter of fiscal 2011 and the Company does not expect the adoption will have a material impact on the Company’s results of operations and financial condition.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140
In June 2009, the FASB issued SFAS 166, Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140 (“SFAS 166”). SFAS 166 amends SFAS 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS 166, among other things, eliminates the exceptions for qualifying special-purpose entities from the consolidation guidance, clarifies the requirements for transferred financial assets that are eligible for sale accounting and requires enhanced disclosures about a transferor’s continuing involvement with transferred financial assets. SFAS 166 is effective for annual periods beginning after November 15, 2009. The Company will adopt the standard in the first quarter of fiscal 2011 and the Company does not expect the adoption will have a material impact on the Company’s results of operations and financial condition.
International Financial Reporting Standards
In November 2008, the SEC announced a proposed roadmap for comment regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board. Under the proposed roadmap, the Company may be required to prepare financial statements and accompanying notes in accordance with IFRS in fiscal 2015. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Company is currently assessing the impact that this proposed change would have on the consolidated financial statements, accompanying notes and disclosures, and will continue to monitor the development of the potential implementation of IFRS.
Changes in Internal Control Over Financial Reporting
During the three months ended August 29, 2009, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

DOCUMENT 2
Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands)(unaudited)
Consolidated Balance Sheets

	As at
	August 29,	February 28,
	2009	2009
Assets
Current
Cash and cash equivalents	$1,083,251	$835,546
Short-term investments	580,921	682,666
Trade receivables	2,365,106	2,112,117
Other receivables	248,162	157,728
Inventory	572,761	682,400
Other current assets	189,676	187,257
Deferred income tax asset	175,568	183,872

	5,215,445	4,841,586
Long-term investments	833,575	720,635
Capital assets	1,737,403	1,334,648
Intangible assets	1,291,454	1,066,527
Goodwill	146,557	137,572
Deferred income tax asset	—	404

	$9,224,434	$8,101,372

Liabilities
Current
Accounts payable	$496,005	$448,339
Accrued liabilities	1,603,842	1,238,602
Income taxes payable	—	361,460
Deferred revenue	66,912	53,834
Deferred income tax liability	—	13,116

	2,166,759	2,115,351
Deferred income tax liability	43,265	87,917
Income taxes payable	27,790	23,976

	2,237,814	2,227,244

Commitments and contingencies
Shareholders’ Equity
Capital stock
Authorized — unlimited number of non-voting, cumulative, redeemable, retractable preferred shares; unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares

Issued — 568,218,644 voting common shares (February 28, 2009 — 566,218,819)	2,236,190	2,208,235
Treasury shares (notes 10 and 11)
August 29, 2009 — 727,750 (February 28, 2009 — nil)	(45,081)	—
Retained earnings	4,664,361	3,545,710
Additional paid-in capital	139,113	119,726
Accumulated other comprehensive income (loss)	(7,963)	457

	6,986,620	5,874,128

	$9,224,434	$8,101,372

See notes to consolidated financial statements.
On behalf of the Board:

John Richardson	Mike Lazaridis
Director	Director

Research In Motion Limited
(United States dollars, in thousands)(unaudited)
Consolidated Statement of Shareholders’ Equity

					Accumulated
		Additional			Other
	Capital	Paid-In	Treasury	Retained	Comprehensive
	Stock	Capital	Shares	Earnings	Income (Loss)	Total

Balance as at February 28, 2009	$2,208,235	$119,726	$—	$3,545,710	$457	$5,874,128
Comprehensive income
Net income	—	—	—	1,118,651	—	1,118,651
Net change in unrealized gains on available-for-sale investments	—	—	—	—	7,537	7,537
Net change in derivative fair value during the period	—	—	—	—	(28,887)	(28,887)
Amounts reclassified to earnings during the period	—	—	—	—	12,930	12,930
Shares issued:
Exercise of stock options	18,890	—	—	—	—	18,890
Transfers to capital stock resulting from stock option exercises	9,065	(9,065)	—	—	—	—
Stock-based compensation	—	25,747	—	—	—	25,747
Excess tax benefits from stock-based compensation	—	2,705	—	—	—	2,705
Purchase of shares pursuant to restricted share unit plan	—	—	(45,081)	—	—	(45,081)

Balance as at August 29, 2009	$2,236,190	$139,113	$(45,081)	$4,664,361	$(7,963)	$6,986,620

See notes to consolidated financial statements.

Research In Motion Limited
(United States dollars, in thousands, except per share data)(unaudited)
Consolidated Statements of Operations

	Three Months Ended		Six Months Ended
	August 29,	August 30,	August 29,	August 30,
	2009	2008	2009	2008
Revenue	$3,525,692	$2,577,330	$6,949,202	$4,819,895
Cost of sales	1,971,296	1,270,473	3,903,281	2,375,681

Gross margin	1,554,396	1,306,857	3,045,921	2,444,214

Operating Expenses
Research and development	235,571	181,347	455,348	309,123
Selling, marketing and administration	429,748	379,644	944,039	706,236
Amortization	73,292	43,633	140,688	80,185
Litigation	163,800	—	163,800	—

	902,411	604,624	1,703,875	1,095,544

Income from operations	651,985	702,233	1,342,046	1,348,670
Investment income	7,625	17,168	16,761	36,145

Income before income taxes	659,610	719,401	1,358,807	1,384,815

Provision for income taxes	183,989	223,855	240,156	406,754

Net income	$475,621	$495,546	$1,118,651	$978,061

Earnings per share
Basic	$0.84	$0.88	$1.97	$1.73

Diluted	$0.83	$0.86	$1.95	$1.70

See notes to consolidated financial statements.

Research In Motion Limited
(United States dollars, in thousands)(unaudited)
Consolidated Statements of Cash Flows

	Six Months Ended
	August 29,	August 30,
	2009	2008
Cash flows from operating activities
Net income	$1,118,651	$978,061
Items not requiring an outlay of cash:
Amortization	269,164	125,995
Deferred income taxes	(19,621)	(18,678)
Income taxes payable	3,814	(2,204)
Stock-based compensation	25,747	19,600
Other	(7,915)	12,080
Net changes in working capital items	(194,001)	(515,775)

Net cash provided by operating activities	1,195,839	599,079

Cash flows from investing activities
Acquisition of long-term investments	(369,111)	(173,642)
Proceeds on sale or maturity of long-term investments	183,847	143,674
Acquisition of capital assets	(554,558)	(386,039)
Acquisition of intangible assets	(242,379)	(331,027)
Business acquisitions	(131,541)	—
Acquisition of short-term investments	(279,226)	(335,768)
Proceeds on sale and maturity of short-term investments	473,655	408,171

Net cash used in investing activities	(919,313)	(674,631)

Cash flows from financing activities
Issuance of common shares	18,890	21,927
Excess tax benefits from stock-based compensation	2,705	12,146
Purchase of treasury shares (notes 10 and 11)	(45,081)	—
Repayment of debt	(6,099)	(166)

Net cash (used in) provided by financing activities	(29,585)	33,907

Effect of foreign exchange gain (loss) on cash and cash equivalents	764	(11,679)

Net increase (decrease) in cash and cash equivalents for the period	247,705	(53,324)
Cash and cash equivalents, beginning of period	835,546	1,184,398

Cash and cash equivalents, end of period	$1,083,251	$1,131,074

See notes to consolidated financial statements.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
1.	BASIS OF PRESENTATION

These interim consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“U.S. GAAP”). They do not include all of the disclosures required by U.S. GAAP for annual financial statements and should be read in conjunction with Research In Motion’s (“RIM” or the “Company”) audited consolidated financial statements (the “financial statements”) for the year ended February 28, 2009, which have been prepared in accordance with U.S. GAAP. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three and six months ended August 29, 2009 are not necessarily indicative of the results that may be expected for the full year ending February 27, 2010.

The Company’s fiscal year end date is the 52 or 53 weeks ending on the last Saturday of February, or the first Saturday of March. The fiscal years ending February 27, 2010 and February 28, 2009 comprise 52 weeks. Certain prior period financial data have been reclassified to conform to the current period’s classification.

The Company has evaluated subsequent events through the date and time the financial statements were issued on September 25, 2009.

2.	ACCOUNTING PRONOUNCEMENTS

(a)	Adoption of Accounting Pronouncements

Interim Disclosures about Fair Value of Financial Instruments

In April 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) FAS 107-1 and APB 28-1 Interim Disclosures about Fair Value of Financial Instruments (“FSP FAS 107-1 and APB 28-1”). FSP FAS 107-1 and APB 28-1 expand the fair value disclosure of SFAS 107, Disclosures about Fair Value of Financial Instruments, to interim periods. In addition, it requires disclosures of the methods and significant assumptions used to estimate the fair value of financial instruments. FSP FAS 107-1 and APB 28-1 is effective for interim periods ending after June 15, 2009. The Company adopted the standard and disclosure requirements in the second quarter of fiscal 2010 and the adoption did not have a material impact on the Company’s results of operations and financial condition.

Recognition and Presentation of Other-Than-Temporary Impairments

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2 Recognition and Presentation of Other-Than-Temporary Impairments (“FSP FAS 115-2 and FAS 124-2”). FSP FAS 115-2 and FAS 124-2 applies to investments in which other-than-temporary impairments may be recorded and establishes a new model for measuring other-than-temporary impairments for debt securities. In addition, it requires additional disclosures related to debt and equity securities. FSP FAS 115-2 and FAS 124-2 is effective for interim periods ending after June 15, 2009. The Company adopted the standard in the second quarter of fiscal 2010 and the adoption did not have a material impact on the Company’s results of operations and financial condition.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued FSP FAS 157-4 Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP FAS 157-4”). FSP FAS 157-4 provides additional guidance on estimating the fair value of an asset or liability when the volume and level of activity for the asset or liability have significantly declined and identifying transactions that are not orderly. FSP FAS 157-4 is effective for interim periods ending after June 15, 2009. The Company adopted the standard in the second quarter of fiscal 2010 and the adoption did not have a material impact on the Company’s results of operations and financial condition.

1

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
Subsequent Events

In May 2009, the FASB issued Statement of Financial Accounting Standards (“SFAS”) 165, Subsequent Events (“SFAS 165”). SFAS 165 provides authoritative accounting guidance for subsequent events that was previously only addressed in auditing literature. SFAS 165 is largely similar to current guidance in the auditing literature with some minor exceptions that are not intended to result in significant changes in practice. SFAS 165 is effective for interim periods ending after June 15, 2009. The Company adopted the standard and disclosure requirements in the second quarter of fiscal 2010 and the adoption did not have a material impact on the Company’s results of operations and financial condition.

Fair Value Measurements

Effective in fiscal 2009, the Company adopted SFAS 157 Fair Value Measurements (“SFAS 157”) except as amended by FSP SFAS 157-1 and FSP SFAS 157-2 which was effective for fiscal years beginning after November 15, 2008. FSP SFAS 157-1 and FSP SFAS 157-2 allow partial adoption relating to fair value measurements for non-financial assets and liabilities that are not measured at fair value on a recurring basis. The Company adopted the remaining portion of SFAS 157 in the first quarter of fiscal 2010 and the adoption did not have a material impact on the Company’s results of operations and financial condition.

Business Combinations

In December 2007, the FASB issued SFAS 141(R) Business Combinations (“SFAS 141(R)”). SFAS 141(R) replaces SFAS 141 Business Combinations (“SFAS 141”). SFAS 141(R) is broader in scope than SFAS 141 which applied only to business combinations in which control was obtained by transferring consideration. SFAS 141(R) applies to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. In April 2009, the FASB released further guidance with respect to SFAS 141(R) by issuing FSP No. FAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies (“FSP FAS 141(R)-1”), which amends and clarifies the initial recognition and measurement, subsequent measurement and accounting, and related disclosures of assets and liabilities arising from contingencies in a business combination under SFAS 141(R). This FSP is effective for assets and liabilities arising from contingencies in business combinations for which the acquisition date is on or after December 15, 2008. As discussed in note 7, the Company adopted SFAS 141(R), as amended by FSP FAS 141(R)-1, in the first quarter of fiscal 2010 and the adoption did not have a material impact on the Company’s results of operations and financial condition.

Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB 51

In December 2007, the FASB issued SFAS 160 Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB 51 (“SFAS 160”). SFAS 160 requires that the noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interest and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. The Company adopted the standard in the first quarter of fiscal 2010 and the adoption did not have a material impact on the Company’s results of operations and financial condition.

(b)	Recently Issued Pronouncements

Revenue Arrangements with Multiple Deliverables

In September 2009, the FASB issued Emerging Issues Task Force (“EITF”) 08-1, Revenue Arrangements with Multiple Deliverables (“EITF 08-1”). EITF 08-1 amends EITF 00-21, Revenue Arrangements with Multiple Deliverables to require an entity to use an estimated selling price when vendor specific objective evidence or acceptable third party evidence does not exist for any products or services included in a multiple element arrangement. The arrangement consideration should be allocated among the products and services based upon their

2

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
relative selling prices, thus eliminating the use of the residual method of allocation. EITF 08-01 also requires expanded qualitative and quantitative disclosures regarding significant judgements made and changes in applying the guidance. EITF 08-1 is effective for fiscal years beginning after June 15, 2010 with early application permitted. The Company expects to adopt the standard in the first quarter of fiscal 2011. The Company is currently evaluating the impact EITF 08-1 will have on the Company’s results of operations and financial condition.

Certain Revenue Arrangements That Include Software Elements

In September 2009, the FASB issued Emerging Issues Task Force (“EITF”) 09-3, Certain Revenue Arrangements That Include Software Elements (“EITF 09-3”). EITF 09-3 amends Statement of Position (“SOP”) 97-2, Software Revenue Recognition to exclude tangible products containing software components and non-software components that function together to deliver the product’s essential functionality. EITF 09-3 is effective for revenue arrangements entered into or materially modified in fiscal years on or after June 15, 2010 with early application permitted with EITF 08-1. The Company expects to adopt the standard in the first quarter of fiscal 2011. The Company is currently evaluating the impact EITF 09-3 will have on the Company’s results of operations and financial condition.

The FASB Accounting Standards Codification

In June 2009, the FASB issued SFAS 168, The FASB Accounting Standards Codification (“Codification”) and the Hierarchy of Generally Accepted Accounting Principles – a replacement to SFAS 162 (“SFAS 168”). SFAS 168 establishes only two levels of U.S. GAAP, authoritative and nonauthoritative and will become the source of authoritative U.S. GAAP recognized by the FASB to be applied to nongovernmental entities. SFAS 168 and Codification does not change U.S. GAAP but reorganizes literature into a single source. SFAS 168 is effective for interim periods ending after September 15, 2009. The Company will update its disclosure and references to U.S. GAAP as required by the standard in the third quarter of fiscal 2010 and does not expect the adoption will have a material impact on the Company’s results of operations and financial condition.

Amendments to FASB Interpretation No. 46(R)

In June 2009, the FASB issued SFAS 167, Amendments to FASB Interpretation No. 46(R) (“SFAS 167”). SFAS 167 amends FASB Interpretation No. 46(R) (“FIN 46(R)”) to require an enterprise to perform an analysis to determine whether the enterprise’s variable interest give it a controlling interest in the variable interest entity (“VIE”). SFAS 167 uses a qualitative risks and rewards approach by focusing on which enterprise has the power to direct the activities of the VIE, the obligation to absorb the entity’s losses and rights to receive benefits from the entity. This differs from the quantitative risks and rewards approach under FIN 46(R). SFAS 167 also requires enhanced disclosures related to the VIE. SFAS 167 is effective for annual periods beginning after November 15, 2009. The Company will adopt the standard in the first quarter of fiscal 2011 and the Company does not expect the adoption will have a material impact on the Company’s results of operations and financial condition.

Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140

In June 2009, the FASB issued SFAS 166, Accounting for Transfers of Financial Assets, an amendment of FASB Statement No. 140 (“SFAS 166”). SFAS 166 amends SFAS 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS 166, among other things, eliminates the exceptions for qualifying special-purpose entities from the consolidation guidance, clarifies the requirements for transferred financial assets that are eligible for sale accounting and requires enhanced disclosures about a transferor’s continuing involvement with transferred financial assets. SFAS 166 is effective for annual periods beginning after November 15, 2009. The Company will adopt the standard in the first quarter of fiscal 2011 and the Company does not expect the adoption will have a material impact on the Company’s results of operations and financial condition.

3

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
International Financial Reporting Standards

In November 2008, the SEC announced a proposed roadmap for comment regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board. Under the proposed roadmap, the Company could be required to prepare financial statements and accompanying notes in accordance with IFRS in fiscal 2015. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Company is currently assessing the impact that this proposed change would have on the consolidated financial statements, accompanying notes and disclosures, and will continue to monitor the development of the potential implementation of IFRS.

3.	CASH AND CASH EQUIVALENTS, SHORT-TERM INVESTMENTS AND LONG-TERM INVESTMENTS

Cash consists of demand deposits held at various financial institutions. Cash equivalents are highly liquid investments with maturities of three months or less at the date of acquisition. Short-term investments consist of liquid investments with remaining maturities of less than one year and any longer-maturity securities the Company expects to hold for less than one year. Investments with maturities in excess of one year are classified as long-term investments.

All cash equivalents and investments, other than cost method investments of $2.5 million, equity method investments of $2.9 million and held-to-maturity investments of $2.1 million acquired as a result of the Certicom acquisition in the first quarter of fiscal 2010 (described in note 7), are categorized as available-for-sale and are carried at fair value with unrealized gains and losses recorded through other comprehensive income. In the event of a decline in value which is other than temporary, the investment is written down to fair value with a charge to earnings.

The held-to-maturity investments are carried at cost plus accrued interest which approximates fair value and are expected to mature in the third quarter of this fiscal year.

There were no net realized gains or losses recorded in the three and six months ended August 29, 2009 on available-for-sale investments (net realized loss of $nil and $1.8 million for the three and six months ended August 30, 2008).

4

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
The components of cash and investments were as follows:

		Unrealized	Unrealized	Recorded	Cash and Cash	Short-term	Long-term
	Cost Basis	Gains	Losses	Basis	Equivalents	Investments	Investments

As at August 29, 2009
Bank balances	$262,294	$—	$—	$262,294	$262,294	$—	$—
Money market fund	3,140	—	—	3,140	3,140	—	—
Bank Term Deposits	269,505	—	—	269,505	269,505	—	—
Bank certificates of deposit	20,001	—	—	20,001	20,001	—	—
Auction-rate securities	40,534		(7,688)	32,846	—	—	32,846
Commercial paper and corporate notes / bonds	759,035	5,699	(211)	764,523	424,376	133,409	206,738
US treasuries	236,687	476	(4)	237,159	11,998	225,161	—
Government sponsored enterprise notes	492,194	2,717	(81)	494,830	91,937	199,106	203,787
Asset-backed securities	401,465	6,554	(12)	408,007	—	23,245	384,762
Other investments	5,442	—	—	5,442	—	—	5,442

	$2,490,297	$15,446	$(7,996)	$2,497,747	$1,083,251	$580,921	$833,575

As at February 28, 2009
Bank balances	$477,855	$—	$—	$477,855	$477,855	$—	$—
Money market fund	5,000	—	—	5,000	5,000	—	—
Bank certificates of deposit	14,963	8	—	14,971	—	14,971	—
Auction-rate securities	40,529	—	(7,687)	32,842	—		32,842
Commercial paper and corporate notes / bonds	404,623	3,608	(443)	407,788	124,720	145,605	137,463
US treasuries	245,050	717	(153)	245,614	19,398	205,633	20,583
Government sponsored enterprise notes	666,627	2,922	(178)	669,371	208,573	316,457	144,341
Asset-backed securities	379,091	2,658	(1,540)	380,209	—	—	380,209
Other investments	5,197	—	—	5,197	—	—	5,197

	$2,238,935	$9,913	$(10,001)	$2,238,847	$835,546	$682,666	$720,635

Fair Value Measurements
SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:
•	Level 1 — Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

•	Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 — Significant unobservable inputs which are supported by little or no market activity.
The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

5

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
The following table presents our assets and liabilities that are measured at fair value on a recurring basis:

As at August 29, 2009	Level 1	Level 2	Level 3	Total

Assets
Available-for-sale investments
Money market fund	$3,140	$—	$—	$3,140
Bank Term Deposits	—	269,505	—	269,505
Bank certificates of deposit	—	20,001	—	20,001
Auction-rate securities	—	—	32,845	32,845
Commercial paper and corporate notes/bonds	—	747,942	16,581	764,523
U.S. treasuries	—	237,159	—	237,159
Government sponsored enterprise notes	—	494,830	—	494,830
Asset-backed securities	—	408,007	—	408,007

Total Available-for-sale investments	$3,140	$2,177,444	$49,426	$2,230,010
Derivative instruments	—	24,537	—	24,537

Total Assets	$3,140	$2,201,981	$49,426	$2,254,547

Liabilities
Derivative instruments	$—	$49,090	$—	$49,090

Total Liabilities	$—	$49,090	$—	$49,090

As at February 28, 2009	Level 1	Level 2	Level 3	Total

Assets
Available-for-sale investments
Money market fund	$5,000	$—	$—	$5,000
Bank certificates of deposit	—	14,971	—	14,971
Auction-rate securities	—	—	32,842	32,842
Commercial paper and corporate notes/bonds	—	389,086	18,702	407,788
U.S. treasuries	—	245,614	—	245,614
Government sponsored enterprise notes	—	669,371	—	669,371
Asset-backed securities	—	380,209	—	380,209

Total Available-for-sale Investments	$5,000	$1,699,251	$51,544	$1,755,795
Derivative instruments	—	70,100	—	70,100

Total Assets	$5,000	$1,769,351	$51,544	$1,825,895

Liabilities
Derivative instruments	$—	$56,827	$—	$56,827

Total Liabilities	$—	$56,827	$—	$56,827

6

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
The following table summarizes the changes in fair value of the Company’s Level 3 assets:

	Three Months	Six Months
	Ended	Ended
	August 29,	August 29,
	2009	2009

Balance, beginning of period	$50,198	$51,544
Transfers out of Level 3	(777)	(2,121)
Accrued interest	5	3

Balance, end of period	$49,426	$49,426

4.	INVENTORY

Inventory is comprised as follows:

	As at
	August 29,	February 28,
	2009	2009

Raw materials	$414,912	$464,497
Work in process	246,664	250,728
Finished goods	15,663	35,264
Provision for excess and obsolete inventory	(104,478)	(68,089)

	$572,761	$682,400

7

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
5. CAPITAL ASSETS
     Capital assets are comprised of the following:

	As at August 29, 2009
		Accumulated	Net book
	Cost	amortization	value

Land	$99,172	$—	$99,172
Buildings, leaseholds and other	839,276	86,872	752,404
BlackBerry operations and other information technology	958,608	394,279	564,329
Manufacturing equipment	281,856	141,512	140,344
Furniture and fixtures	295,659	114,505	181,154

	$2,474,571	$737,168	$1,737,403

	As at February 28, 2009
		Accumulated	Net book
	Cost	amortization	value

Land	$90,257	$—	$90,257
Buildings, leaseholds and other	608,213	70,017	538,196
BlackBerry operations and other information technology	732,486	316,398	416,088
Manufacturing equipment	247,608	108,676	138,932
Furniture and fixtures	244,502	93,327	151,175

	$1,923,066	$588,418	$1,334,648

6.	INTANGIBLE ASSETS

Intangible assets comprise the following:

	As at August 29, 2009
		Accumulated	Net book
	Cost	amortization	value

Acquired technology	$157,566	$54,501	$103,065
Licenses	575,538	107,783	467,755
Patents	848,478	127,844	720,634

	$1,581,582	$290,128	$1,291,454

8

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated

	As at February 28, 2009
		Accumulated	Net book
	Cost	amortization	value

Acquired technology	$92,819	$41,518	$51,301
Licenses	427,471	61,112	366,359
Patents	733,632	84,765	648,867

	$1,253,922	$187,395	$1,066,527

During the six months ended August 29, 2009, the additions to intangible assets consisted of $103.7 million as part of a definitive agreement to settle all outstanding worldwide patent litigation (“the Visto Litigation”) with Visto Corporation (“Visto”) as described in note 15(b), agreements with third parties totalling approximately $89.8 million for the use of intellectual property, software, messaging services and other BlackBerry related features and intangible assets associated with the business acquisitions discussed in note 7.

During the six months ended August 30, 2008, the additions to intangible assets primarily consisted of agreements reached during the period including acquired patents for 130 million Euros, or $202 million, agreements with third parties totaling approximately $130 million for the use of intellectual property, software, messaging services and other BlackBerry related features, an agreement to acquire a portfolio of patents for GSM technologies for a purchase price of 35 million Euros, or $55 million and an agreement to acquire a portfolio of patents relating to wireless communication technologies for a purchase price of $12 million.

Based on the carrying value of the identified intangible assets as at August 29, 2009, and assuming no subsequent impairment of the underlying assets, the annual amortization expense for the remainder of fiscal 2010 and each of the succeeding years is as follows: 2010 — $135 million; 2011 — $227 million; 2012 — $187 million; 2013 — $192 million and 2014 — $202 million.

7.	BUSINESS ACQUISITIONS

On August 21, 2009, the Company purchased for cash consideration 100% of the common shares of Torch Mobile Inc. (“Torch”). Torch provides the Company with web browser based technology.

On May 22, 2009, the Company purchased for cash consideration 100% of the common shares of a company whose proprietary software will be incorporated into the Company’s software.

On March 23, 2009, the Company purchased 100% of the common shares of Certicom Corp. (“Certicom”) at a price of CAD $3.00 for each common share of Certicom or approximately CAD $131 million. Certicom is a leading provider of cryptography required by software vendors and device manufacturers looking to protect the value of content, applications and devices with government approved security using Elliptic Curve Cryptography.

The acquisitions noted above were accounted for using the provisions of SFAS 141(R). The application of these provisions for the business acquisitions completed in the six months ended August 29, 2009, require the Company to, among other things, expense all direct costs associated with the acquisitions as incurred, include compensation paid to employees for pre-combination services as part of the consideration paid, recognize compensation paid to employees for post-combination services as operating expenses separate from the business combination and recognize the excess of net assets acquired over consideration paid in earnings.

9

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
The following table summarizes the fair value allocations of the acquisition price of the assets acquired and liabilities assumed during the six months ended August 29, 2009:

Assets purchased

Current assets	$19,226
Deferred income tax asset	26,000
Acquired technology	64,746
Patents	36,600
Goodwill	8,985

155,557

Liabilities assumed	14,677
Deferred tax liability	751

15,428

Net non-cash assets acquired	140,129

Cash acquired	8,370

Net assets acquired	148,499

Excess of net assets acquired over consideration paid	(8,588)

Consideration paid	$139,911

There were no acquisitions during the six months ended August 30, 2008.

The acquisitions were accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed were measured at their fair values as of the date of acquisition. The excess of the acquisition price over such fair value, if any, is recorded as goodwill, which is not expected to be deductible for tax purposes.

During the six months ended August 29, 2009, the Company recorded a gain of $8.6 million as a result of the excess of net assets acquired over consideration paid on one of the acquisitions. In addition, the Company expensed $4.0 million of acquisition related costs due to the three acquisitions. Both of these items were recognized in Selling, marketing and administration in the period. The excess of net assets acquired over consideration paid resulted from the combination of the significant value attributed to the identifiable intangible assets and the Company’s ability to utilize tax losses of an acquiree, which was generally not available to other market participants.

As at August 29, 2009, the weighted average amortization period of the acquired technology related to the business acquisition completed in the six months ended August 29, 2009 is approximately 4 years.

The weighted average amortization period of the patents related to the business acquisition completed in the six months ended August 29, 2009 is approximately 19 years.

8.	PRODUCT WARRANTY

The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience, expectations of future return rates and unit warranty repair costs. The expense is recorded in Cost of

10

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
sales. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation, based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from these estimates.

The change in the Company’s warranty expense and actual warranty experience for the six months ended August 29, 2009 as well as the accrued warranty obligations as at August 29, 2009 are set forth in the following table:

Accrued warranty obligations as at February 28, 2009	$184,335

Warranty costs incurred for the six months ended August 29, 2009	(169,388)
Warranty provision for the six months ended August 29, 2009	192,697
Adjustments for changes in estimate for the six months ended August 29, 2009	10,541

Accrued warranty obligations as at August 29, 2009	$218,185

9.	INCOME TAXES

For the first six months of fiscal 2010, the Company’s net income tax expense was $240.2 million or a net effective income tax rate of 17.7% compared to a net income tax expense of $406.8 million or a net effective income tax rate of 29.4% in the first six months of fiscal 2009. On March 12, 2009, the Government of Canada enacted changes to the Income Tax Act (Canada) (“functional currency rules”) that allows RIM to calculate its fiscal 2009 and subsequent fiscal year Canadian income tax expense based on the U.S. dollar (the Company’s functional currency). As such, the Company recorded tax benefits of $166.0 million relating to the enactment of the changes to the Income Tax Act (Canada) in the six months ended August 29, 2009.

The Company has not recorded a valuation allowance against its deferred income tax assets (August 30, 2008 — $nil).

The Company has not provided for Canadian deferred income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely.

The Company’s total unrecognized income tax benefits as at August 29, 2009 was $176.1 million (February 28, 2009 — $137.4 million). The increase in unrecognized income tax benefits in the six months ended August 29, 2009 primarily relates to foreign exchange differences due to the enactment of the functional currency rules, changes in measurement of existing uncertain tax positions related to the appreciation of the Canadian dollar versus the U.S. dollar and other measurement criteria.

As at August 29, 2009, the total unrecognized income tax benefit of $176.1 million includes approximately $133.1 million of unrecognized income tax benefits that have been netted against related deferred income tax assets. The remaining $43.0 million is recorded within current taxes payable and other non-current taxes payable on the Company’s consolidated balance sheet as of August 29, 2009.

The Company’s total unrecognized income tax benefits that, if recognized, would affect the Company’s effective tax rate as at August 29, 2009 were $176.1 million (February 28, 2009 - $137.4 million).

11

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
A summary of open tax years by major jurisdiction is presented below:

Canada (1)	Fiscal 2001 - 2009
United States (1)	Fiscal 2003 - 2009
United Kingdom	Fiscal 2004 - 2009

(1)	Includes federal as well as provincial and state jurisdictions, as applicable.
The Company is subject to ongoing examination by tax authorities in the jurisdictions in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for income taxes. Specifically, the Canada Revenue Agency (“CRA”) continues to examine certain elements of the Company’s fiscal 2001 to fiscal 2005 Canadian corporate tax filings. At this time, the Company cannot reasonably anticipate when the CRA will complete its review of these applicable elements. The CRA has also given the Company notice that it will begin examining the Company’s fiscal 2006 to fiscal 2009 Canadian corporate tax filings in the second half of fiscal 2010.

The Company has other non-Canadian income tax audits pending. While the final resolution of these audits is uncertain, the Company believes the ultimate resolution of these audits will not have a material adverse effect on its consolidated financial position, liquidity or results of operations. The Company believes it is reasonably possible that approximately $14.8 million of its gross unrecognized income tax benefit will decrease in the next twelve months.

The Company recognizes interest and penalties related to unrecognized income tax benefits as interest expense that is netted and reported within Investment income. The amount of interest accrued as at August 29, 2009 was approximately $7.5 million (February 28, 2009 — approximately $5.4 million). The amount of penalties accrued as at August 29, 2009 was nil (February 28, 2009 — nil).

10.	STOCK-BASED COMPENSATION

Stock Option Plan

The Company has an incentive stock option plan for directors, officers and employees of the Company and its subsidiaries. In 2007, the Company discontinued the practice of granting stock options to directors who are not officers of the Company. Options granted under the plan generally vest over a period of five years and are generally exercisable over a period of six years to a maximum of 10 years from the grant date. The Company issues shares from treasury to satisfy stock option exercises.

The Company records stock option compensation expense under SFAS 123(R) Share Based Payment (“SFAS 123(R)”) resulting in a charge to earnings and a credit to paid-in capital of $9.4 million and $18.9 million in the three and six months ended August 29, 2009 respectively ($9.7 million and $19.5 million in the three and six months ended August 30, 2008).

As a result of measures implemented by the Company’s Board of Directors following the Company’s review, certain outstanding stock options held by employees, directors and officers of the Company have been repriced to reflect a higher exercise price. Repriced options in fiscal 2010 include 21 stock option grants to 20 individuals in

12

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
respect of options to acquire 318,800 common shares (fiscal 2009 includes 43 stock option grants to 40 individuals in respect of options to acquire 752,775 common shares). As the repricing of stock options reflects an increase in the exercise price of the option, there is no incremental stock option compensation expense related to these repricing events.

As part of a settlement agreement reached with the Ontario Securities Commission (“OSC”), Jim Balsillie, the Co-Chief Executive Officer of the Company, Mike Lazaridis, the President and Co-Chief Executive Officer of the Company, Dennis Kavelman, previously Chief Financial Officer (currently with the Company in another role), agreed to contribute, in aggregate, a total of approximately CAD $83.1 million to RIM, consisting of (i) a total of CAD $38.3 million to RIM in respect of the outstanding benefit arising from incorrectly priced stock options granted to all RIM employees from 1996 to 2006, and (ii) a total of CAD $44.8 million to RIM (CAD $15.0 million of which had previously been paid) to defray costs incurred by RIM in the investigation and remediation of stock option granting practices and related governance practices at RIM. These contributions are being made through Messrs. Balsillie, Lazaridis and Kavelman undertaking not to exercise certain vested RIM options to acquire an aggregate of 1,160,129 common shares of RIM. These options have a fair value equal to the aggregate contribution amounts determined using a Black-Scholes-Merton (“BSM”) calculation based on the last trading day prior to the day the OSC issued a notice of hearing in respect of the matters giving rise to the settlement. In the first quarter of fiscal 2010, options to acquire an aggregate of 758,837 common shares of RIM expired in satisfaction of the undertakings not to exercise options. These options are included in the disclosure of forfeitures during the period in the table below. The remaining options subject to the undertakings are shown as outstanding, vested and exercisable as at August 29, 2009 in the table below and expire at specified dates between August 29, 2009 and October 2013. Messrs. Balsillie, Lazaridis, Kavelman and Angelo Loberto, previously Vice-President of Finance (currently with the Company in another role), also paid a total of CAD $9.1 million to the OSC as an administrative penalty and towards the costs of the OSC’s investigation.

A summary of option activity since February 28, 2009 is shown below:

	Options Outstanding
		Weighted	Average
		Average	Remaining	Aggregate
	Number	Exercise Price	Contractual	Instrinsic
	(in 000’s)	per Option	Life in Years	Value

Balance as at February 28, 2009	12,731	$27.51

Granted during the period	559	64.14
Exercised during the period	(2,000)	9.42
Forfeited/cancelled/expired during the period	(820)	12.05

Balance as at August 29, 2009	10,470	$38.57	2.69	$426,553

Vested and expected to vest at August 29, 2009	10,232	$37.91	2.66	$422,107

Exercisable at August 29, 2009	6,598	$21.90	1.83	$374,070

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company’s common shares on August 29, 2009 and the exercise price for in-

13

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
the-money options) that would have been received by the option holders if all in-the-money options had been exercised on August 29, 2009. The intrinsic value of stock options exercised during the six months ended August 29, 2009, calculated using the average market price during the period, was approximately $64 per share (August 30, 2008 — $117 per share).

A summary of unvested stock options since February 28, 2009 is shown below:

	Options Outstanding
		Weighted
		Average Grant
		Date Fair
	Number	Value Per
	(in 000’s)	Option

Balance as at February 28, 2009	4,045	$29.69

Granted during the period	559	33.02
Vested during the period	(671)	12.84
Forfeited during the period	(61)	42.12

Balance as at August 29, 2009	3,872	$32.89

As of August 29, 2009, there was $92.8 million of unrecognized compensation expense related to unvested stock options which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 2.0 years. The total fair value of stock options vested during the six months ended August 29, 2009 was $8.6 million (August 30, 2008 — $10.1 million).

Cash received from stock option exercises for the six months ended August 29, 2009 was $18.9 million (August 30, 2008 — $21.9 million). Excess tax benefits realized by the Company related to these exercises were $2.7 million for the six months ended August 29, 2009 (August 30, 2008 — $12.1 million).

During the six months ended August 29, 2009, there were 559,000 stock options granted and the weighted average fair value of these grants was calculated using the BSM option-pricing model with the following assumptions:

	Three Months	Six Months
	Ended	Ended
	August 29,	August 29,
	2009	2009

Weighted average grant date fair value of stock options granted during the periods	$29.65	$33.02

Assumptions:
Risk free interest rates	1.9%	1.8%
Expected life in years	4.2	4.2
Expected dividend yield	0%	0%
Volatility	46.8%	65.2%
There were no stock option grants during the six months ended August 30, 2008.

14

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
The Company has no current expectation of paying cash dividends on its common shares. The risk-free interest rates utilized during the life of the stock options are based on a U.S. Treasury security for an equivalent period. The Company estimates the volatility of its common shares at the date of grant based on a combination of the implied volatility of publicly traded options on its common shares and historical volatility, as the Company believes that this is a better indicator of expected volatility going forward. The expected life of stock options granted under the plan is based on historical exercise patterns, which the Company believes are representative of future exercise patterns.

Restricted Share Unit Plan

The Company has a Restricted Share Unit Plan (the “RSU Plan”) under which eligible participants include any officer or employee of the Company or its subsidiaries. At the Company’s discretion, Restricted Share Units (“RSUs”) are redeemed for either common shares issued by the Company, common shares purchased on the open market by a trustee selected by the Company or the cash equivalent on the vesting dates established by the Board of Directors or the Compensation, Nomination and Governance Committee of the Board of Directors. The RSUs vest over a three-year period, either on the third anniversary date or in equal instalments on each anniversary date over the vesting period. The Company classifies RSUs as equity instruments as the Company has the ability and intent to settle the awards in shares. The compensation expense is calculated based on the fair value of each RSU as determined by the closing value of the Company’s common shares on the business day prior to the grant date. In accordance with SFAS 123(R), compensation expense is recognized over the vesting period of the RSU.

Upon issuance of the RSU, common shares for which RSUs may be exchanged will be purchased on the open market by a trustee selected and funded by the Company. The trustee has been appointed to settle the Company’s obligation to deliver shares to individuals upon vesting. In addition, upon vesting, the trustee is required to sell enough shares to cover the individual recipient’s minimum statutory withholding tax requirement, with the remaining shares delivered to the individual. As the Company is considered to be the primary beneficiary of the trust, the trust is considered a variable interest entity under FASB Interpretation No. 46(R) Consolidation of Variable Interest Entities.

During the six months ended August 29, 2009, the trustee purchased 727,750 common shares for total consideration of approximately $45.1 million to comply with its obligations to deliver shares upon vesting. These purchased shares are classified as Treasury Shares for accounting purposes and included in the shareholders’ equity section of the Company’s consolidated balance sheet.

The Company recorded compensation expense with respect to RSUs of $3.6 million and $6.8 million in the three and six months ended August 29, 2009 respectively (nil and $0.1 million in the three and six months ended August 30, 2008).

15

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
A summary of RSU activity since February 28, 2009 is shown below:

	RSUs Outstanding
		Weighted	Average
		Average	Remaining	Aggregate
	Number	Grant Date	Contractual	Instrinsic
	(in 000’s)	Fair Value	Life in Years	Value

Balance as at February 28, 2009	3	$117.36
Granted during the period	733	65.19
Cancelled during the period	(5)	63.97

Balance as at August 29, 2009	731	$65.44	2.55	$53,976

Vested and expected to vest at August 29, 2009	667	$65.45	2.55	$49,210

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate closing share price of the Company’s common shares on August 29, 2009) that would have been received by RSU holders if all RSUs had been redeemed on August 29, 2009.

As of August 29, 2009, there was $36.7 million of unrecognized compensation expense related to RSUs which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 1.8 years. There were no RSUs that vested during the six months ended August 29, 2009.

Deferred Share Unit Plan (the “DSU Plan”)

The Company has a DSU Plan under which each independent director will be credited with Deferred Share Units (“DSUs”) in satisfaction of all or a portion of the cash fees otherwise payable to them for serving as a director of the Company. Grants under the DSU plan replace the stock option awards that were historically granted to independent members of the Board of Directors. At a minimum, 50% of each independent director’s annual retainer will be satisfied in the form of DSUs. The director can elect to receive the remaining 50% in any combination of cash and DSUs. Within a specified period after such a director ceases to be a director, DSUs will be redeemed for cash with the redemption value of each DSU equal to the weighted average trading price of the Company’s shares over the five trading days preceding the redemption date. Alternatively, subject to receipt of shareholder approval, the Company may elect to redeem DSUs by way of shares purchased on the open market or issued by the Company.

DSUs are accounted for as liability-classified awards under the provisions of SFAS 123(R). These awards are measured at their fair value on the date of issuance, and remeasured at each reporting period, until settlement. DSUs are awarded on a quarterly basis.

The Company issued 5,130 DSUs in the six months ended August 29, 2009. There are 25,338 DSUs outstanding at August 29, 2009 (February 28, 2009 — 20,208). The Company had a liability of $1.9 million in relation to issued DSUs as at August 29, 2009 (February 28, 2009 — $0.8 million).

16

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
11.	CAPITAL STOCK

The following details the changes in issued and outstanding common shares for the six months ended August 29, 2009:

	Capital Stock		Treasury Stock
	Shares		Shares
	Outstanding	Amount	Outstanding	Amount
	(000’s)		(000’s)
Common shares outstanding as at February 28, 2009	566,219	$2,208,235	—	$—

Exercise of stock options	2,000	18,890	—	—
Transfers to capital stock resulting from stock option exercises	—	9,065	—	—
Restricted share unit plan purchase of shares	—	—	728	(45,081)

Common shares outstanding as at August 29, 2009	568,219	$2,236,190	728	$(45,081)

The Company had 568.9 million voting common shares outstanding, 9.8 million stock options to purchase voting common shares outstanding, 731,084 restricted share units outstanding and 25,338 deferred share units outstanding as at September 18, 2009.

17

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
12.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended		Six Months Ended
	August 29,	August 30,	August 29,	August 30,
	2009	2008	2009	2008

Net income for basic and diluted earnings per share available to common stockholders	$475,621	$495,546	$1,118,651	$978,061

Weighted-average number of shares outstanding (000’s) — basic	567,789	564,899	567,288	564,222

Effect of dilutive securities:

Stock-based compensation (000’s)	5,776	9,932	6,153	10,516

Weighted-average number of shares and assumed conversions (000’s) — diluted	573,565	574,831	573,441	574,738

Earnings per share — reported
Basic	$0.84	$0.88	$1.97	$1.73
Diluted	$0.83	$0.86	$1.95	$1.70
13.	COMPREHENSIVE INCOME

The components of comprehensive income are shown in the following tables:

	Three Months Ended
	August 29,	August 30,
	2009	2008

Net income	$475,621	$495,546
Net change in unrealized gains (losses) on available-for-sale investments	3,362	(701)
Net change in derivative fair value during the period, net of income tax recovery of $2,364 (August 30, 2008 — income tax recovery of $2,767)	(7,190)	(2,023)
Amounts reclassified to earnings during the period, net of income tax recovery of $3,697 (August 30, 2008 — income tax recovery of $655)	9,358	1,345

Comprehensive income	$481,151	$494,167

18

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated

	Six Months Ended
	August 29,	August 30,
	2009	2008

Net income	$1,118,651	$978,061
Net change in unrealized gains (losses) on available-for-sale investments	7,537	(8,742)
Net change in derivative fair value during the period, net of income tax recovery of $9,816 (August 30, 2008 — income tax recovery of $6,701)	(28,887)	(9,933)
Amounts reclassified to earnings during the period, net of income tax recovery of $5,626 (August 30, 2008 — income tax recovery of $943)	12,930	1,931

Comprehensive income	$1,110,231	$961,317

The components of accumulated other comprehensive income (loss) are as follows:

	As at
	August 29,	February 28,
	2009	2009

Accumulated net unrealized gains (losses) on available-for-sale investments	$7,449	$(88)
Accumulated net unrealized gains (losses) on derivative instruments	(15,412)	545

Total accumulated other comprehensive income (loss)	$(7,963)	$457

	As at
	August 29,	February 28,
	2009	2009

Unrealized gains included in other current assets	$24,537	$70,100
Unrealized losses included in accrued liabilities	(49,090)	(56,827)

Net fair value of unrealized gains (losses) on derivative instruments	$(24,553)	$13,273

14.	FOREIGN EXCHANGE GAINS AND LOSSES

Selling, marketing and administration expense for the six months ended August 29, 2009 includes $56.5 million with respect to a foreign exchange loss (six months ended August 30, 2008 - foreign exchange loss of $5.7 million). In the six months ended August 29, 2009, the company recorded a $54.3 million charge primarily relating to the reversal of foreign exchange gains previously recorded in fiscal 2009 on the revaluation of Canadian dollar denominated tax liability balances. Throughout fiscal 2009, foreign exchange gains were offset by foreign exchange losses incurred as a part of the Company’s risk management foreign currency hedging program. With the enactment of changes to the functional currency tax legislation by the Government of Canada in the first quarter of fiscal 2010, the Company changed the basis for calculating its income tax provision for its Canadian operations from Canadian dollars, to the U.S. dollar, its reporting currency with an effective date being the beginning of fiscal

19

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
2009. The gains realized on the revaluation of these tax liabilities previously denominated in Canadian dollars throughout fiscal 2009 were reversed upon enactment of the changes to the rules in the first quarter of fiscal 2010.

15.	COMMITMENTS AND CONTINGENCIES

(a)	Credit Facility

The Company has a $100.0 million Demand Credit Facility (the “Facility”) to support and secure operating and financing requirements. As at August 30, 2009, the Company has utilized $5.0 million of the Facility for outstanding letters of credit and $95.0 million of the Facility is unused. The Company has pledged specific investments as security for the Facility.

(b)	Litigation

On July 23, 2009, the Company settled the Visto Litigation. The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $267.5 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $163.8 million was expensed as a litigation charge in the second quarter of fiscal 2010. The remainder of the payment was recorded as intangible assets.

The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company may be subject to claims (including claims related to patent infringement, purported class actions and derivative actions) either directly or through indemnities against these claims that it provides to certain of it partners. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been and will likely continue to be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims that the Company is infringing patents or other intellectual property rights have any merit, those claims could be time-consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have other effects. Additional lawsuits and claims, including purported class actions and derivative actions, may also be filed or made based upon the Company’s historical stock option granting practices.

Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where it is considered likely for a material exposure to result and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

See the “Legal Proceedings and Regulatory Action” section of RIM’s Annual Information Form for additional information regarding the Company’s legal proceedings, which is included in RIM’s Annual Report on Form 40-F and “Legal Proceedings” in the Management’s Discussion and Analysis (“MD&A”) of financial condition and results of operations for the three and six months ended August 29, 2009.

20

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
(c)	Other

As previously disclosed, on February 5, 2009, a panel of Commissioners of the OSC approved a settlement agreement with the Company, Messrs, Balsillie, Lazaridis, Kavelman, Loberto, Kendall Cork, a former Director of the Company, Douglas Wright, a former Director of the Company, James Estill, a Director of the Company, and Douglas Fregin, a former Director of the Company, relating to the previously disclosed OSC investigation of the Company’s historical stock option granting practices.

As part of the OSC settlement, the Company agreed to enter into an agreement with an independent consultant to conduct a comprehensive examination and review of the Company and report to the Company’s board of directors and the staff of the OSC the Company’s governance practices and procedures and its internal control over financial reporting. The Company began the review with the independent consultant in the first quarter of fiscal 2010. A summary of the consultant’s recommendations in the final report will be posted on the OSC’s website and disclosed in the Company’s MD&A.

16.	DERIVATIVE FINANCIAL INSTRUMENTS

Values of derivative instruments outstanding were as follows:

	As at August 29, 2009
	Notional	Carrying	Estimated
Assets (Liabilities)	Amount	Amount	Fair Value

Currency forward contracts — asset	$695,423	$24,537	$24,537
Currency forward contracts — liability	$1,247,296	$(49,090)	$(49,090)

	As at February 28, 2009
	Notional	Carrying	Estimated
Assets (Liabilities)	Amount	Amount	Fair Value

Currency forward contracts — asset	$1,147,709	$70,100	$70,100
Currency forward contracts — liability	$975,543	$(56,827)	$(56,827)
As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. The principal currencies hedged include the British Pound, Canadian dollar, and Euro.

The Company formally documents relationships between hedging instruments and associated hedged items. This documentation includes: identification of the specific foreign currency asset, liability or forecasted transaction being hedged; the nature of the risk being hedged; the hedge objective; and the method of assessing hedge effectiveness. Hedge effectiveness is formally assessed, both at hedge inception and on an ongoing basis, to determine whether the derivatives used in hedging transactions are highly effective in offsetting changes in foreign currency denominated assets, liabilities and anticipated cash flows of hedged items.

SFAS 133 Accounting for Derivative Instruments, as amended by SFAS 137, 138 and 149, requires all derivative instruments to be recognized at fair value on the consolidated balance sheet and outlines the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. The fair value is calculated based on quoted market prices. For derivative instruments designated as cash flow hedges as

21

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
defined in SFAS 133, the effective portion of changes in fair value are recorded in other comprehensive income and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transaction affect earnings. Ineffective portions of changes in fair value, if any, are recorded in current earnings. If an anticipated transaction is deemed no longer likely to occur, the corresponding derivative instrument is de-designated as a hedge and gains and losses are recognized in earnings at that time. Any future changes in the fair value of the instrument are recognized in current earnings.
For derivative instruments that do not meet the requirements for hedge accounting under SFAS 133, changes in fair value are recognized in current earnings and will generally offset the changes in the U.S. dollar value of the associated hedged asset or liability.
The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenues in fiscal 2010 are transacted in U.S. dollars. Portions of the revenues are denominated in British Pounds, Canadian dollars, and Euros. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars.
The Company has entered into forward contracts to hedge exposures relating to foreign currency anticipated transactions. These contracts have been designated as cash flow hedges, with the effective portion of the change in fair value initially recorded in other comprehensive income and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transactions affect earnings. Any ineffective portion of the change in fair value of the cash flow hedges is recognized in current period earnings. As at August 29, 2009 and August 30, 2008, the derivatives designated as cash flow hedges were considered to be fully effective with no resulting portions being designated as ineffective. The maturity dates of these instruments range from June 2009 to November 2010. As at August 29, 2009, the net unrealized losses on these forward contracts was approximately $21.7 million (February 28, 2009 — net unrealized losses of $2.7 million). Unrealized gains associated with these contracts were recorded in Other current assets and Accumulated other comprehensive income. Unrealized losses were recorded in Accrued liabilities and Accumulated other comprehensive income. These derivative gains or losses are reclassified to earnings in the same period that the forecasted transaction affects earnings. In the next 12 months, $21.5 million of net unrealized losses on the forward contracts will be reclassified to earnings.
The following table shows the fair values of derivative instruments designated as cash flow hedges in the consolidated balance sheets:

	As at
	August 29, 2009		February 28, 2009
Derivative instruments designated as hedging	Balance Sheet		Balance Sheet
instruments as defined in SFAS 133	Classification	Fair Value	Classification	Fair Value
Cash flow hedges, currency forward contracts — asset	Other current assets	$21,763	Other current assets	$48,074
Cash flow hedges, currency forward contracts — liability	Accrued liabilities	$43,507	Accrued liabilities	$50,756

22

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations:

		Classification of	Amount of Gain (Loss) Reclassified
Derivative	Amount of Gain (Loss)	Gain (Loss)	from Accumulated OCI into Income
Instruments in Cash	Recognized in OCI on	Reclassified from	(Effective Portion)
Flow Hedging	Derivative Instruments	Accumulated OCI	For the Three	For the Six
Relationships as	(Effective Portion)	into Income	Months Ended	Months Ended
defined in SFAS 133	As at August 29, 2009	(Effective Portion)	August 29, 2009	August 29, 2009
Currency forward contracts	$(33,970)	Revenue	$(18,182)	$(12,138)
Currency forward contracts	3,638	Cost of sales	1,367	(1,008)
Currency forward contracts	2,476	Selling, marketing and administration	1,484	(1,168)
Currency forward contracts	6,113	Research and development	2,276	(2,975)
The Company has entered into forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. For contracts that are not subject to hedge accounting, gains and losses on the hedge instruments are recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged asset or liability. The maturity dates of these instruments range from September 2009 to November 2009. As at August 29, 2009, net unrealized losses of $2.8 million was recorded in respect of this amount (February 28, 2009 — net unrealized gains of $16.0 million). Unrealized gains associated with these contracts were recorded in Other current assets and Selling, marketing and administration. Unrealized losses were recorded in Accrued liabilities and Selling, marketing and administration.
The following table shows the fair values of derivative instruments that are not subject to hedge accounting in the consolidated balance sheets:

	As at
Derivative instruments that do not meet	August 29, 2009		February 28, 2009
the requirements for hedge accounting	Balance Sheet		Balance Sheet
under SFAS 133	Classification	Fair Value	Classification	Fair Value
Currency forward contracts — asset	Other current assets	$2,774	Other current assets	$22,026
Currency forward contracts — liability	Accrued liabilities	$5,583	Accrued liabilities	$6,071

23

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
The following table shows the impact of derivative instruments that are not subject to hedge accounting on the consolidated statements of operations:

Derivative Instruments in Hedging
Relationships that do not meet the	Location of Loss	Amount of Loss in Income on Derivative Instruments
requirements for hedge accounting	Recognized in Income on	For the Three Months	For the Six Months Ended
under SFAS 133	Derivative Instruments	Ended August 29, 2009	August 29, 2009
Currency forward contracts	Selling, marketing and administration	$(41,965)	$(100,412)
The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time primarily as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at August 29, 2009, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains of $0.1 million was 100% (February 28, 2009 — 60%).
17. SEGMENT DISCLOSURES
The Company is organized and managed as a single reportable business segment. The Company’s operations are substantially all related to the research, design, manufacture and sales of wireless communications products, services and software.
Selected financial information is as follows:

	Three Months Ended		Six Months Ended
	August 29,	August 30,	August 29,	August 30,
	2009	2008	2009	2008

Revenue

Canada	$190,016	$202,837	$344,947	$378,400
United States	2,286,138	1,777,699	4,511,775	3,173,012
United Kingdom	310,869	135,042	583,674	273,445
Other	738,669	461,752	1,508,806	995,038

	$3,525,692	$2,577,330	$6,949,202	$4,819,895

Revenue

Canada	5.4%	7.9%	5.0%	7.9%
United States	64.8%	69.0%	64.9%	65.8%
United Kingdom	8.8%	5.2%	8.4%	5.7%
Other	21.0%	17.9%	21.7%	20.6%

	100.0%	100.0%	100.0%	100.0%

24

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated

	Three Months Ended		Six Months Ended
	August 29,	August 30,	August 29,	August 30,
	2009	2008	2009	2008

Revenue mix

Devices	$2,866,433	$2,116,451	$5,654,402	$3,954,788
Service	500,699	333,687	951,283	626,063
Software	60,585	64,290	122,856	130,831
Other	97,975	62,902	220,661	108,213

	$3,525,692	$2,577,330	$6,949,202	$4,819,895

	As at
	August 29,	February 28,
	2009	2009

Capital assets, intangible assets and goodwill

Canada	$2,419,507	$1,948,337
United States	621,275	482,826
United Kingdom	46,123	49,454
Other	88,509	58,130

	$3,175,414	$2,538,747

Total assets

Canada	$3,883,392	$3,218,640
United States	4,278,570	2,646,783
United Kingdom	768,968	1,931,387
Other	293,504	304,562

	$9,224,434	$8,101,372

18. CASH FLOW INFORMATION
Cash flows resulting from net changes in working capital items are as follows:

	Six Months Ended
	August 29,	August 30,
	2009	2008

Trade receivables	$(251,974)	$(592,082)
Other receivables	(86,508)	(43,848)
Inventory	109,639	(116,637)
Other current assets	(28,852)	(18,549)
Accounts payable	47,666	256,724
Accrued liabilities	365,117	294,238
Income taxes payable	(362,167)	(318,571)
Deferred revenue	13,078	22,950

	$(194,001)	$(515,775)

25

DOCUMENT 3
FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, Mike Lazaridis, Co-Chief Executive Officer of Research In Motion Limited, certify the following:
1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Research In Motion Limited (the “issuer”) for the interim period ended August 29, 2009.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on May 31, 2009 and ended on August 29, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
DATE: September 25, 2009

/s/ Mike Lazaridis
Mike Lazaridis
Co-Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, James Balsillie, Co-Chief Executive Officer of Research In Motion Limited, certify the following:
1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Research In Motion Limited (the “issuer”) for the interim period ended August 29, 2009.
2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
5.2	N/A

5.3	N/A
6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on May 31, 2009 and ended on August 29, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
DATE: September 25, 2009
/s/ James Balsillie
James Balsillie
Co-Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, Brian Bidulka, Chief Accounting Officer of Research In Motion Limited, in the capacity of Chief Financial Officer, certify the following:
1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Research In Motion Limited (the “issuer”) for the interim period ended August 29, 2009.
2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A
6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on May 31, 2009 and ended on August 29, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
DATE: September 25, 2009
/s/ Brian Bidulka
Brian Bidulka
Chief Accounting Officer (in the capacity of Chief Financial Officer)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date: September 25, 2009	By:	/s/ Brian Bidulka
		Name:	Brian Bidulka
		Title:	Chief Accounting Officer